SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2022

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

DFR - Investor Relations Superintendence Marketletter - Annex I - 4Q21 Financial Information of the Subsidiaries

ASSETS 12/31/2021	Furnas	Chesf	CGT Eletrosul	Eletronorte	Eletronuclear

CURRENT
Cash and Cash Equivalents	116,800	9,762	10,859	33,529	10,514
Accounts Receivable, net	1,129,389	845,468	390,156	1,888,012	285,375
Financing and Loans - principal	0	0	0	0	0
Financing and Loans - charges	0	0	0	0	0
Marketable Securities	2,762,181	2,558,187	1,139,995	3,064,153	711,714
Dividends Receivable	117,586	74,693	0	44,101	0
Deferred Fiscal Assets (Tax and Contributions)	0	70,705	4,242	194,706	25,487
Income Tax and Social Contribution	168,130	569,938	18,501	37,485	53,532
Derivative Financial Instruments	0	0	0	690,333	0
Reimbursement Rights	0	0	3,242	24,351	0
Guarantees and Linked Deposits	0	26,491	37,227	0	0
Inventory	39,834	79,383	107,490	127,900	272,673
Contractual Assets	3,124,010	2,225,993	759,688	1,246,665	0
Nuclear Fuel Inventory	0	0	0	0	487,895
Financial Assets	0	11,996	0	0	0
Hydrological risk	0	0	0	0	0
Others	252,038	627,929	207,639	357,678	114,333
TOTAL CURRENT ASSETS	7,709,968	7,100,545	2,679,039	7,708,913	1,961,523

NON-CURRENT
LONG-TERM ASSET
Accounts Receivable, net	263,295	0	0	1,035,578	0
Financing and Loans - principal	0	0	0	0	0
Marketable Securities	0	219	39	110	0
Deferred Fiscal Assets (Taxes and Contributions)	0	204,383	14	241,496	0
Income Tax and Social Contribution	0	0	1,500,987	0	0
Derivative Financial Instruments	0	0	0	653,022	0
Reimbursement Rights	0	0	0	98,070	0
Guarantees and Linked Deposits	937,696	322,601	268,619	258,918	66,004
Indemnifications receivables - Law 12,783/2013	0	487,822	0	0	0
Nuclear Fuel Inventory (Eletronuclear)	0	0	0	0	1,490,820
Contractual Assets	21,370,408	15,902,163	5,525,451	9,360,590	0
Financial Assets	1,449,680	217,429	0	5,235	0
Advance for equity participation	0	0	0	0	0
Regulatory Asset (Portion A - CVA)	0	0	0	0	0
Hydrological risk	0	0	0	0	0
Others	164,645	53,509	67,366	637,025	2,057,002
TOTAL LONG-TERM ASSETS	24,185,724	17,188,126	7,362,476	12,290,044	3,613,826

INVESTMENTS	5,121,806	5,409,581	2,048,185	3,841,526	0

FIXED ASSETS, NET	7,082,100	2,277,593	2,379,802	7,687,037	13,760,535

INTANGIBLE ASSETS	1,175,872	456,549	247,245	2,971,931	79,193

TOTAL NON-CURRENT ASSETS	37,565,502	25,331,849	12,037,708	26,790,538	17,453,554

TOTAL ASSETS	45,275,470	32,432,394	14,716,747	34,499,451	19,415,077

1

DFR - Investor Relations Superintendence Marketletter - Annex I - 4Q21 Financial Information of the Subsidiaries
ASSETS 12/31/2020	Furnas	Chesf	CGT Eletrosul	Eletronorte	Eletronuclear

CURRENT
Cash and Cash Equivalents	277,448	58,548	10,674	70,144	9,051
Accounts Receivable, net	1,414,966	1,963,986	535,413	1,345,388	319,724
Financing and Loans - Principal	0	0	0	0	0
Financing and Loans - Charges	0	0	0	0	0
Marketable Securities	961,965	2,079,294	1,286,868	1,500,314	378,424
Dividends Receivable	71,278	27,108	4,153	38,207	0
Deferred Fiscal Assets (Tax and Contributions)	0	64,938	8,924	0	19,949
Income Tax and Social Contribution	248,748	195,190	5,512	217,336	13,618
Derivative Financial Instruments	0	0	0	317,443	0
Reimbursement Rights	0	0	4,684	0	0
Guarantees and Linked Deposits	0	34,375	49,121	21,398	0
Inventory	42,843	85,065	55,704	142,768	183,306
Contractual Assets	4,561,167	3,097,503	812,555	1,893,683	0
Nuclear Fuel Inventory	0	0	0	0	428,340
Financial Assets	0	10,996	0	0	0
Hydrological risk	0	0	2,007	1,125	0
Others	317,847	583,408	127,252	245,016	130,568
TOTAL CURRENT ASSETS	7,896,262	8,200,411	2,902,867	5,792,821	1,482,980

NON-CURRENT
LONG-TERM ASSET
Accounts Receivable, net	272,583	0	277	1,061,622	0
Financing and Loans - principal	0	0	0	0	0
Marketable Securities	0	210	39	103	0
Diferred Fiscal Asset (Taxes and Contributions)	0	203,519	208	223,537	0
Income Tax and Social Contribution	0	145,987	1,640,404	269,604	0
Derivative Financial Instruments	0	0	0	310,100	0
Reimbursement Rights	0	0	0	0	0
Guarantees and Linked Deposits	897,994	488,241	300,659	296,830	68,222
Indemnifications receivables - Law 12,783/2013	0	487,822	0	0	0
Nuclear Fuel Inventory (Eletronuclear)	0	0	0	0	1,264,780
Contractual Assets	17,483,202	11,379,621	3,961,684	8,199,109	0
Financial Asset	1,367,475	230,424	0	0	0
Advance for equity participation	1,541	0	0	0	0
Regulatory Asset (Portion A - CVA)	0	0	0	0	0
Hydrological risk	0	0	14,551	0	0
Others	151,598	121,796	219,565	622,140	1,755,116
TOTAL LONG-TERM ASSETS	20,174,393	13,057,620	6,137,387	10,983,045	3,088,118

INVESTMENTS	5,633,921	5,310,677	2,254,800	4,746,917	0

FIXED ASSETS, NET	6,702,079	2,083,004	2,758,213	8,013,470	13,018,163

INTANGIBLE ASSETS	331,066	117,357	74,304	127,416	92,374

TOTAL NON-CURRENT ASSETS	32,841,459	20,568,658	11,224,704	23,870,848	16,198,655

TOTAL ASSETS	40,737,721	28,769,069	14,127,571	29,663,669	17,681,635

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DFR - Investor Relations Superintendence Marketletter - Annex I - 4Q21 Financial Information of the Subsidiaries

LIABILITIES 12/31/2021	Furnas	Chesf	CGT Eletrosul	Eletronorte	Eletronuclear

CURRENT
Suppliers	668,272	394,846	318,122	761,502	1,240,893
Financing, loans and debentures	1,586,273	199,480	313,847	1,454,890	366,242
Tax and Social Contributions	233,007	155,839	27,566	17,444	110,612
Current Income Tax and Social Contribution	0	0	0	19,568	0
Derivative financial instruments	0	0	0	0	0
Reimbursement Obligations	0	0	0	0	22,259
Advance from clients	0	0	0	89,509	0
Shareholders' Compensation	894,133	1,298,929	69,231	2,482,651	0
Estimated Obligations	409,251	353,902	142,120	395,725	147,627
Provisions for Litigations	0	0	0	0	0
Post-Employment Benefits (Pension Plan Payments)	32,872	167,869	27,780	0	4,783
Leasing (principal)	19,532	36	8,313	186,080	6,327
Leasing (charges)	(9,516)	0	(3,777)	(4,994)	0
Provisions for Onerous Contracts	0	0	0	10,517	0
Concessions payable - Use of public property	1,860	0	3,510	0	0
Regulatory fees	82,806	36,123	50,959	363,790	9,235
Others	30,405	35,335	284,377	287,392	35,588
TOTAL CURRENT LIABILITIES	3,948,895	2,642,359	1,242,048	6,064,074	1,943,566

NON-CURRENT
Suppliers	0	0	59,052	0	0
Financing, loans and debentures	5,795,779	990,166	3,120,447	3,473,194	6,958,485
Tax and Social Contributions	159,384	0	0	101,016	212
Income Tax and Social Contribution	4,135,512	670,192	0	1,859,412	0
Deferred Income Tax and Social Contribution	0	0	0	0	0
Derivative financial instruments	0	0	0	0	0
Reimbursement Obligations	0	0	0	0	0
Advance from clients	0	0	0	186,348	0
Estimated Obligations	36,347	13,046	12,620	64,038	1,011
Provisions for Litigations	2,410,282	3,130,760	1,094,094	629,920	210,891
Provision for uncovered liability on invested companies	705,864	0	0	2,652	0
Post-Employment Benefits (Pension Plan Payments)	135,943	3,314,875	516,373	106,740	892,116
Leasing (principal)	207,418	2,003	56,106	463,949	3,212
Leasing (charges)	(50,732)	0	(20,602)	(8,204)	0
Provision for Onerous Contracts	280,528	67,298	80,338	0	0
Concessions payable - Use of public property	37,202	0	44,453	0	0
Regulatory fees	189,887	459,416	38	0	0
Asset decomission obligation (Nuclear Power Plants)	0	0	0	0	3,268,301
Advances for future capital Increase	72,065	0	300,000	0	3,567,201
Others	389,060	492,978	91,155	1,953,284	0
TOTAL NON-CURRENT LIABILITIES	14,504,539	9,140,734	5,354,074	8,832,349	14,901,429

EQUITY
Capital Stock	6,531,154	9,753,953	6,767,586	11,576,263	8,493,036
Capital reserves	5,053,045	4,916,199	0	0	0
Profit Reserves	17,071,392	9,573,007	1,432,431	8,345,729	0
Additional Dividend Purposed	160,458	0	44,988	0	0
Accumulated profit/loss	0	0	0	0	(4,639,264)
Other Comprehensive Income	(1,994,222)	(3,593,858)	(103,551)	(318,964)	(1,283,690)
Minority shareholdings	209	0	(20,829)	0	0

TOTAL EQUITY	26,822,036	20,649,301	8,120,625	19,603,028	2,570,082

TOTAL LIABILITIES AND EQUITY	45,275,470	32,432,394	14,716,747	34,499,451	19,415,077

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DFR - Investor Relations Superintendence Marketletter - Annex I - 4Q21 Financial Information of the Subsidiaries

LIABILITIES 12/31/2020	Furnas	Chesf	CGT Eletrosul	Eletronorte	Eletronuclear

CURRENT
Suppliers	694,885	345,200	491,914	614,225	1,180,289
Financing, loans and debentures	1,525,914	239,257	552,546	1,906,405	344,038
Tax and Social Contributions	160,318	151,912	21,178	426,866	96,721
Current Income Tax and Social Contribution	0	0	8,574	310,789	72
Derivative financial instruments	0	0	0	0	0
Reimbursement Obligations	0	0	0	0	244,852
Advance from clients	0	0	0	74,075	0
Shareholders' Compensation	510,719	1,807,003	471,427	1,411,558	0
Estimated Obligations	278,800	352,472	145,010	423,658	86,497
Provisions for Litigations	0	0	0	389,783	0
Post-Employment Benefits (Pension Plan Payments)	12,640	149,177	26,291	0	4,101
Leasing - principal	17,596	33	9,513	175,000	22,459
Leasing - charges	(10,484)	0	(4,193)	(198)	0
Provisions for Onerous Contracts	0	0	0	40,196	0
Concessions payable - Use of public property	1,778	0	3,084	0	0
Regulatory fees	82,167	73,516	73,438	342,148	15,576
Others	68,513	99,282	108,323	1,334,858	1,201
TOTAL CURRENT LIABILITIES	3,342,846	3,217,852	1,907,105	7,449,362	1,995,806

NON-CURRENT
Suppliers	0	0	110,050	0	0
Financing, loans and debentures	6,118,704	1,013,539	2,560,167	3,910,450	7,267,733
Tax and Social Contributions	181,967	0	0	0	212
Income Tax and Social Contribution	3,044,121	0	0	0	0
Deferred Income Tax and Social Contribution	0	0	0	0	0
Derivative financial instruments	0	0	0	10,014	0
Reimbursement Obligations	0	0	0	0	22,259
Advance from clients	0	0	0	290,870	0
Estimated Obligations	47,085	57,506	10,241	0	8,888
Provisions for Litigations	2,037,964	3,592,441	630,087	1,051,883	244,718
Provision for uncovered liability on invested companies	0	0	0	4,191	0
Post-Employment Benefits (Pension Plan Payments)	1,012,098	3,522,069	608,237	120,797	519,997
Leasing - principal	214,676	2,034	64,419	571,015	9,539
Leasing - charges	(49,764)	0	(24,379)	0	0
Provision for Onerous Contracts	225,727	100,478	83,550	59,306	0
Concessions payable - Use of public property	33,558	0	32,396	0	0
Regulatory fees	254,456	489,939	47	0	0
Asset decomission obligation (Nuclear Power Plants)	0	0	0	0	3,040,011
Advances for future capital Increase	68,987	0	90,782	0	1,070,064
Others	377,075	432,656	235,189	1,188,599	0
TOTAL NON-CURRENT LIABILITIES	13,566,654	9,210,662	4,400,786	7,207,125	12,183,421

EQUITY
Capital Stock	6,531,154	9,753,953	6,767,586	11,576,263	8,493,036
Capital Reserves	5,053,045	4,916,199	0	0	0
Profit Reserves	14,119,110	5,403,347	1,255,195	3,725,405	0
Additional Dividend Purposes	706,536	0	0	0	0
Accumulated Profit/Losses	0	0	0	0	(4,109,009)
Other Comprehensive Income	(2,583,283)	(3,754,472)	(184,450)	(294,486)	(881,619)
Minority shareholdings	1,659	21,528	(18,651)	0	0

TOTAL EQUITY	23,828,221	16,340,555	7,819,680	15,007,182	3,502,408

TOTAL LIABILITIES AND EQUITY	40,737,721	28,769,069	14,127,571	29,663,669	17,681,635

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DFR - Investor Relations Superintendence Marketletter - Annex I - 4Q21 Financial Information of the Subsidiaries

STATEMENT OF INCOME 12/31/2021	Furnas	Chesf	CGT Eletrosul	Eletronorte	Eletronuclear
Operating Revenues	11,578,410	8,142,961	3,353,642	10,618,341	3,004,947

Electric Energy Supply (sell) - Generation	3,028,153	275,176	1,600,737	7,154,919	3,424,500
Electric Energy Supply - Generation	1,249,779	658,343	0	1,426,405	0
Short Term Electric Energy - Generation	280,147	388,431	78,539	916,921	0
Revenue from Operation and Maintenance - Renewed Lines - Generation	1,490,181	2,694,367	0	35,926	0
Revenue from Construction of Plants - Generation	82,205	0	0	0	0
Financial – Return on Investment - Generation	0	0	0	0	0
Revenue from Operation and Maintenance - Renewed Lines - Transmission	1,932,846	1,869,877	607,945	673,274	0
Revenue from Operation and Maintenance - Transmission	183,768	164,392	269,726	473,463	0
Revenue from Construction of Plants - Transmission	4,238,573	2,922,291	949,287	1,836,476	0
Financial – Return on Investment - Transmission	764,804	519,125	135,125	116,786	0

Other Revenues	148,719	33,271	68,675	547,467	450

Deductions to Operating Revenues	(1,820,765)	(1,382,312)	(356,392)	(2,563,296)	(420,003)

Operating Costs	(4,047,800)	(2,910,004)	(1,674,636)	(321,157)	(2,282,619)

Personnel, Supplies and Services	(1,015,461)	(579,210)	(465,010)	(727,051)	(741,449)
Consensual Dismissal Plan (PDC)	0	0	0	0	0
Energy Purchased for Resale	(646,174)	(475,601)	(536,105)	2,714,958	0
Charges upon use of eletricity network	(764,175)	(868,871)	(56,896)	(793,737)	(185,189)
Construction	(339,617)	(798,008)	(209,939)	(166,390)	0
Electric Energy production cost	(937,447)	0	(186,087)	(766,188)	(448,673)
Depreciation and Amortization	(344,926)	(67,156)	(210,730)	(678,869)	(606,867)
Operating Provisions	0	0	(10,308)	187,790	0
Others	0	(121,158)	439	(91,670)	(300,441)

Operating Expenses	(2,162,710)	(2,316,766)	(1,166,354)	(951,303)	(517,680)

Personnel, Supplies and Services	(778,443)	(936,023)	(300,202)	(971,379)	(464,181)
Consensual Dismissal Plan (PDC)	0	0	0	0	9,411
Donations and Contributions	(55,856)	(12,018)	(3,341)	(6,082)	0
Depreciation and Amortization	0	(54,904)	(30,650)	(44,190)	(31,307)
Operating Provisions	(894,870)	(452,346)	(831,934)	322,916	29,024
Others	(433,541)	(861,475)	(227)	(252,568)	(60,627)

PERIODIC TARIFF REVIEW EFFECT	1,364,564	2,942,521	238,840	312,819	0

OPERATING RESULT BEFORE FINANCIAL RESULT	6,732,464	5,858,712	751,492	9,658,700	204,648

FINANCIAL REVENUES (EXPENSES)

Income from financial investments	70,810	59,561	43,745	151,414	17,272
Income from Interest, Commission and Fees	32,096	0	0	0	0
Additional Interest on Energy	1,800	100,544	0	154,326	0
Monetary Adjustment Gain	189,731	295,667	24,698	121,273	2,120
Exchange Variation Gain	14,774	0	54	0	15,343
Fair value adjustment - RBSE gain	0	0	0	0	0
Gains on Derivatives	0	0	0	879,553	0
Other Financial Income	30,877	55,216	10,221	520,288	81,923
Debt Charges - financing and loans	(461,493)	(87,639)	(172,554)	(364,509)	(478,335)
Debt Charges - suppliers	0	0	(7,007)	0	0
Debt Charges - leasing	(10,586)	(220)	(4,291)	(427,599)	(1,740)
Charges on shareholders' funds	(42,609)	(142,218)	(11,058)	(44,275)	0
Monetary Adjustment Loss	(165,958)	(17,048)	(125,734)	(304,998)	(82,250)
Exchange Variation Loss	(47,242)	0	(20,262)	(25,934)	(33,863)
Fair value adjustment - RBSE loss	0	0	0	0	0
Loss on derivatives	0	0	0	(153,727)	0
Other Financial Expenses	(99,132)	(25,617)	(40,432)	(162,060)	(235,292)

PROFIT/LOSS BEFORE RESULTS OF EQUITY INVESTMENTS, TAXES AND SOCIAL CONTRIBUTIONS	(486,932)	238,246	(302,620)	343,752	(714,822)

RESULTS OF EQUITY METHOD INVESTMENTS	(321,945)	160,966	(9,590)	28,335	0

OTHER OPERATING INCOME/EXPENSES	0	0	0	0	0

RESULT BEFORE SOCIAL CONTRIBUTION, INCOME TAX, EMPLOYEES AND MANAGEMENT PARTICIPATION AND MINORITY PARTICIPATION	5,923,587	6,257,924	439,282	10,030,787	(510,174)

Total Income Taxes and Social Contributions and Fiscal Incentives Revenue	(1,890,795)	(789,520)	(150,018)	(2,430,253)	(20,081)

RESULT BEFORE EQUITY PARTICIPATIONS	4,032,792	5,468,404	289,264	7,600,534	(530,255)

Minority Participation	(145)	0	2,178	0	0
NET INCOME FOR THE PERIOD	4,032,937	5,468,404	291,442	7,600,534	(530,255)

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DFR - Investor Relations Superintendence Marketletter - Annex I - 4Q21 Financial Information of the Subsidiaries

STATEMENT OF INCOME 12/31/2020	Furnas	Chesf	CGT Eletrosul	Eletronorte	Eletronuclear
Operating Revenues	8,760,549	6,656,096	2,709,114	7,372,104	3,035,846

Electric Energy Supply (sell) - Generation	2,667,881	242,446	1,323,344	5,520,242	3,459,334
Electric Energy Supply - Generation	1,186,892	585,719	0	888,888	0
Short Term Electric Energy - Generation	224,935	615,877	55,465	237,804	0
Revenue from Operation and Maintenance - Renewed Lines - Generation	1,414,059	2,534,829	0	33,521	0
Revenue from Construction of Plants - Generation	37,800	0	0	0	0
Financial – Return on Investment - Generation	0	0	0	0	0
Revenue from Operation and Maintenance - Renewed Lines - Transmission	1,757,345	1,200,829	669,051	733,641	0
Revenue from Operation and Maintenance - Transmission	150,754	434,239	221,684	269,095	0
Revenue from Construction of Plants - Transmission	2,762,824	1,916,370	606,620	1,214,337	0
Financial – Return on Investment - Transmission	253,938	326,476	125,917	71,871	0

Other Revenues	92,716	71,475	60,949	429,704	280

Deductions to Operating Revenues	(1,788,595)	(1,272,164)	(353,916)	(2,026,999)	(423,768)

Operating Costs	(3,660,558)	(2,226,493)	(1,989,054)	(3,556,451)	(1,800,097)

Personnel, Supplies and Services	(895,337)	(434,766)	(558,756)	(759,878)	(557,474)
Extraordinary Retirement Plan (PAE)	0	0	0	(199)	(3,150)
Energy Purchased for Resale	(1,062,279)	(355,478)	(596,505)	(485,711)	0
Charges upon use of eletricity network	(712,706)	(807,515)	(50,895)	(705,283)	(179,910)
Construction	(291,557)	(527,930)	(144,303)	(82,772)	0
Electric Energy production cost	(418,662)	0	(60,131)	(949,948)	(445,273)
Depreciation and Amortization	(280,017)	(92,116)	(207,095)	(501,656)	(575,964)
Operating Provisions	0	0	(350,808)	0	0
Others	0	(8,688)	(20,561)	(71,004)	(38,326)

Operating Expenses	(2,656,080)	(2,089,395)	(1,058,924)	(1,528,573)	(491,339)

Personnel, Supplies and Services	(753,306)	(936,737)	(162,876)	(765,418)	(369,673)
Consensual Dismissal Plan (PDC)	(535)	0	(113)	(8,763)	22,723
Donations and Contributions	(20,386)	(13,809)	(2,105)	(24,923)	(723)
Depreciation and Amortization	0	(54,585)	(36,628)	(30,643)	(31,093)
Operating Provisions	(703,725)	(928,127)	(855,886)	(614,611)	1,037
Others	(1,178,128)	(156,137)	(1,316)	(84,215)	(113,610)

PERIODIC TARIFF REVIEW EFFECT	2,104,182	0	676,301	971,325	0

OPERATING RESULT BEFORE FINANCIAL RESULT	4,548,093	2,340,208	337,437	3,258,405	744,410

FINANCIAL REVENUES (EXPENSES)

Income from financial investments	41,031	72,369	42,602	88,910	16,333
Income from Interest, Commission and Fees	31,256	0	0	0	0
Additional Interest on Energy	4,476	294,888	0	40,783	0
Monetary Adjustment Gain	194,542	75,702	0	118,293	2,459
Exchange Variation Gain	14,055	0	76,861	0	11,663
Fair value adjustment - RBSE gain	0	0	0	0	0
Derivatives financial instruments	0	0	0	332,017	0
Other Financial Income	10,910	15,391	46,309	117,305	408,481
Debt Charges - financing and loans	(417,582)	(81,265)	(163,795)	(304,178)	(554,956)
Debt Charges - suppliers	0	0	(7,082)	0	0
Debt Charges - leasing	(11,395)	(220)	(4,515)	(255,412)	(3,847)
Charges on shareholders's funds	(24,039)	(77,294)	(2,414)	(31,436)	0
Monetary Adjustment Loss	(82,967)	(6,907)	(48,451)	(208,729)	(31,144)
Exchange Variation Loss	(112,710)	0	(257,531)	(141,472)	(156,077)
Fair value adjustment - RBSE loss	0	0	0	0	0
Losses on derivatives	0	0	0	0	0
Other Financial Expenses	(60,830)	(17,678)	(31,452)	(113,337)	(142,230)

PROFIT/LOSS BEFORE RESULTS OF EQUITY INVESTMENTS, TAXES AND SOCIAL CONTRIBUTIONS	(413,253)	274,986	(349,468)	(357,256)	(449,318)

RESULTS OF EQUITY METHOD INVESTMENTS	(254,618)	(4,871)	(55,253)	23,999	0

OTHER OPERATING INCOME/EXPENSES	25,042	(233,136)	0	0	0

RESULT BEFORE SOCIAL CONTRIBUTION, INCOME TAX, EMPLOYEES AND MANAGEMENT PARTICIPATION AND MINORITY PARTICIPATION	3,905,264	2,377,187	(67,284)	2,925,148	295,092

Income Tax and Social Contribution and Fiscal Incentives Revenue	(1,336,782)	(268,548)	1,941,045	(713,959)	(186,475)

RESULT BEFORE EQUITY PARTICIPATIONS	2,568,482	2,108,639	1,873,761	2,211,189	108,617

Minority Participation	25	0	3,607	0	0
NET INCOME FOR THE PERIOD	2,568,457	2,108,639	1,877,368	2,211,189	108,617

6

DFR - Investor Relations Superintendence Marketletter - Annex I - 4Q21 Financial Information of the Subsidiaries

2021	Furnas	Chesf	CGT Eletrosul	Eletronorte	Eletronuclear
Operating Activities
Profit (loss) before income tax and social contribution	5,923,587	6,257,924	439,282	10,030,787	(510,174)

Depreciation and Amortization	344,926	122,060	241,380	723,059	638,174
Net monetary variations	(23,773)	(278,619)	101,036	183,725	80,130
Net exchange variations	32,468	0	20,208	25,934	18,520
Financial Charges	482,592	87,859	194,910	836,383	480,075
Financial Income - Concession Assets	(7,119,991)	(5,475,685)	(1,962,083)	(3,099,999)	0
Construction Income	(82,205)	0	0	0	0
RBSE Income	(1,364,564)	(2,942,521)	(238,840)	(312,819)	0
Result of equity method investees	321,945	(160,966)	9,590	(28,335)	0
Operating Provisions	894,870	1,360,131	842,242	(510,706)	(29,024)
Minor shareholders' share	145	0	0	25,456	0
Financial Instruments - Derivatives Net Income	0	0	0	(725,826)	0
Other adjustments before IR / CS (LAIR)	(826,301)	307,342	133,236	(1,625,869)	823,947
(Increase) decrease on operating assets/liabilities	676,971	778,738	110,686	475,300	(1,031,650)

Cash flows from Operating Activities	(739,330)	56,263	(108,353)	5,997,089	469,998

Payment of interest	(425,695)	(84,632)	(146,638)	(374,874)	(478,130)
Amounts received from allowed annual revenue	6,034,506	4,767,174	1,581,333	2,657,113	0
Payment of income tax and social contributions	(1,340,758)	(402,171)	(80,425)	(195,674)	(20,082)
Payment of refinancing of taxes and contributions - principal	(29,324)	0	0	(242,193)	0
Receipt of financial asset compensation	361,580	0	0	14,422	0
Pension Plan Payments	(105,765)	(217,981)	(3,888)	(34,195)	(34,635)
Payment of legal provisions	0	(1,527,268)	(117,238)	(1,204,582)	0
Judicial Deposits	(27,543)	14,764	82,389	(118,608)	1,267

Net Cash from (used in) Operating Activities	3,727,671	2,606,149	1,207,180	6,498,498	(61,582)

Cash Flows from Financing Activities
Loans and financing	1,606,057	122,640	400,000	0	0
Payment of Loans and financing - principal	(2,098,272)	(205,265)	(546,250)	(828,025)	(317,341)
Payment of Shareholders Remuneration	(1,163,859)	(1,949,037)	(482,471)	(1,950,948)	0
Advances for Future Capital Increase (AFAC)	0	0	209,218	0	2,447,464
Payment of leasing - IFRS 16	(21,526)	0	(11,449)	(411,454)	(24,199)
Others	266	0	0	(1,222,647)	0
Net Cash from (used in) Financing Activities	(1,677,334)	(2,031,662)	(430,952)	(4,413,074)	2,105,924

Cash Flows from Investment Activities

Acquisition of fixed assets	(407,430)	(194,898)	(84,815)	(395,326)	(1,488,349)
Acquisition of intangible assets	(9,379)	(55,080)	(4,637)	(15,974)	(15,311)
Capital investment in equity investments	(54,933)	0	(215,677)	0	0
Others	(1,739,243)	(373,295)	(470,914)	(1,710,740)	(539,219)
Net Cash from (used in) investments activities	(2,210,985)	(623,273)	(776,043)	(2,122,039)	(2,042,879)

Net increase (decrease) in cash and cash equivalents	(160,648)	(48,786)	185	(36,615)	1,463
Cash and cash equivalents – beginning of period	277,448	58,548	10,674	70,144	9,051
Cash and cash equivalents – end of period	116,800	9,762	10,859	33,529	10,514
	(160,648)	(48,786)	185	(36,615)	1,463

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DFR - Investor Relations Superintendence Marketletter - Annex I - 4Q21 Financial Information of the Subsidiaries

2020	Furnas	Chesf	CGT Eletrosul	Eletronorte	Eletronuclear
Operating Activities
Profit (loss) before income tax and social contribution	3,905,264	2,377,187	(67,284)	2,925,148	295,092

Depreciation and Amortization	280,017	146,701	243,723	532,299	607,057
Net monetary variations	(111,575)	(68,795)	48,451	90,436	28,685
Net exchange variations	98,655	0	180,670	141,472	144,414
Financial Charges	421,760	158,779	177,806	591,026	558,803
Financial Income - Concession Assets	(4,924,861)	(3,877,914)	(1,623,272)	(2,288,944)	0
Construction Income	(37,800)	0	0	0	0
Regulatory remeasurements - Transmission Contracts	(2,104,182)	0	(676,301)	(971,325)	0
Result of equity method investees	254,618	4,871	55,253	(23,999)	0
Operating Provisions	703,725	821,018	811,636	572,656	(1,037)
Minor shareholders' share	(25)	0	0	0	0
Financial Instruments - Derivatives Net Income	0	0	0	(332,017)	0
Other adjustments before IR / CS (LAIR)	59,452	477,537	299,740	3,105	134,252
(Increase) decrease on operating assets/liabilities	293,627	(1,108,554)	(437,127)	151,129	(392,446)

Cash flows from Operating Activities	(1,161,325)	(1,069,170)	(986,705)	1,390,986	1,374,820

Payment of interest	(360,020)	(31,748)	(144,340)	(113,535)	(445,634)
Amounts received from allowed annual revenue	6,082,135	4,379,007	1,576,270	1,551,105	0
Receipt of interest	1	0	0	0	0
Payment of income tax and social contribution	(1,770,915)	(665,145)	(143,656)	(533,973)	(186,475)
Payment of refinancing of taxes and contributions - principal	(26,692)	0	0	0	0
Receipt of financial asset compensation	301,789	0	3,975	107,990	0
Pension Plan Payments	(103,771)	(180,688)	(3,216)	0	(4,560)
Payment of legal provisions	0	(34,386)	0	(37,200)	0
Judicial Deposits	(26,271)	37,610	8,248	(37,524)	6,427

Net Cash provided by Operating Activities	2,934,931	2,435,480	310,576	2,327,849	744,578

Financing Activities
Loans and financing	1,361,595	48,551	300,000	2,251,387	0
Payment of Loans and financing - principal	(2,062,036)	(162,544)	(410,195)	(2,494,428)	(223,930)
Payment of Shareholders Remuneration	(1,164,637)	(1,252,820)	(113,191)	(1,444,255)	0
Advances for Future Capital Increase (AFAC)	0	0	77,239	0	1,202,181
Payment of leasing - IFRS 16	(21,409)	0	0	(360,721)	0
Others	(396)	74,663	23,700	0	0
Net Cash provided by Financing Activities	(1,886,883)	(1,292,150)	(122,447)	(2,048,017)	978,251

Investment Activities

Loans and Financing - Receipt	84	0	0	0	0
Acquisition of fixed assets	(484,715)	(259,140)	(34,674)	(145,365)	(1,328,893)
Acquisition of intangible assets	(61,332)	(39,283)	(514)	(8,575)	(8,833)
Capital investment in equity investments	(53,924)	0	(14,245)	0	0
Investment for future capital increases	0	(6,000)	0	0	0
Others	(243,320)	(898,360)	(142,003)	(1,062,582)	(384,758)
Net Cash from investments activities	(843,207)	(1,202,783)	(191,436)	(1,216,522)	(1,722,484)

Net increase (decrease) in cash and cash equivalents	204,841	(59,453)	(3,307)	(936,690)	345
Cash and cash equivalents – beginning of period	72,607	118,001	13,981	4,098	8,706
Cash and cash equivalents – end of period	277,448	58,548	10,674	(932,592)	9,051
	204,841	(59,453)	(3,307)	(936,690)	345

8

DFR - Superintendent’s Office of Investors Relations Market Letter - Annex II - 4Q21 Financial Information of Subsidiaries

FURNAS

The Company, as a result of the guidelines of Circular Letter CVM/SNC/SEP 04/2020, issued on December 1, 2020, performed the remeasurement of its transmission assets - RBSE as of 4Q20, until then classified as financial assets, for contract assets, as provided in CPC 47/IFRS 15 – Revenue from Customer Contracts. And, thus, there were reflections in the presentation of transmission revenues and in the adjustment to fair value of RBSE in the financial income.

Analysis of Income

The Company posted in 4Q21 an income of 77% below that recorded in 4Q20, going from a profit of BRL 170 million in 4Q20 to a profit of BRL 39 million in 4Q21, mainly due to the factors described below.

Operating Revenue

The Net Operating Revenue posted an increase of 26.40% in 4Q21 compared to 4Q20, going from BRL 2,627 million in 4Q20 to BRL 3,321 million in 4Q21. The variations of each revenue account are detailed below:

Gross Revenue - BRL Thousand	4Q21	4Q20	Variation (%)	Analysis
Generation	1,748,442	1,405,445	24.4
Supply	908,307	602,959	50.6	The variation is mainly due to:
(i) Greater amount traded in ACL supply for the period (1,924 GWh in 2021 compared to 538.2 GWh in 2020), which, added to the 13% rise in the average price of energy traded, accounted for an increase of BRL 59 million;
(ii) Adjustment of quantity ACR contract price (IPCA) amounting to BRL 19 million;
				(ii) Higher generation dispatch from the Santa Cruz Powe Plant, of 667,084 MWh in the period for 2021, and in the same period in 2020, 175,396 MWh were dispatched, accounting for an increase of BRL 224 million.
Provision	319,871	298,552	7.1	The variation is due to (i) adjustment in unit prices of supply contracts, connected to Itumbiara HPP (Law 13182) of approximately 4.5%; (ii) variation in the levy of ICMS, which is added to accounting revenue.
Short Term Market (CCEE)	102,586	110,391	-7.1	The variation is due to (i) a decrease in GSF of approximately 1% (69% in the period in 2020, and 68% in 2021), resulting in a smaller amount of available energy, and a significant decrease in PLD (2020: BRL 352.94 / 2021: BRL 134.71), resulting in a BRL 17 million decrease comparatively; (ii) The difference of BRL 9 million refers to the Short Term Revenue of Brasil Ventos (Fortim).
O&M Revenue - Upgraded Power Plants Law 12783/2013	374,123	378,468	-1.1	The variation is due to: (i) variation of CFURH and, consequently, of PIS/COFINS, in the sum for the period, which resulted in a downward difference in the yearly comparison of BRL 17 million; partially offset by (ii) annual adjustment of RAG (approximately 3%), which reflects an increase of BRL 10 million, pursuant to Aneel Ratification Resolution No. 2902/2021; (ii) start-up of Jaguari power plant in Jan/21, temporarily operated by Furnas, accounting for an additional revenue of BRL 3 million, without comparison in 2020.
Revenue from Generation Construction	43,555	15,075	188.9	The variation is due to: (i) investments made between the periods. The variations occurred in power plants LCB de Carvalho, in the amount of 10.27 million (4Q20 = 750 thousand and 4Q21 = 11.02 million), and Marimbondo, in the amount of 20.62 million (4Q20 = 4.15 million and 4Q21 = 24.78 million) are worthy of notice.
Transmission	1,899,221	1,626,393	16.8
Revenue from Operation & Maintenance – Renewed Lines	458,600	495,906	-7.5	The variation occurred mainly due to the change of tariff cycles, pursuant to regulation in force – REH No. 2959/21 – which, in its annexes, details the adjustments of the Transmitters’ RAPs. Additionally, in light of the said resolution, a difference in regard to the facilities dedicated to Transport from Itaipu amounting to 60 million was also charged in Oct/21. According to Articles 2 and 3 of REH 2,958/21 (previously REH 2896/21), the retroactive effects to July/21 were considered in the revenue, that is, the amounts undercharged in the invoices for July, August and September/21 were added to the October/21 revenue. There was adjustment of monthly tariff for transport of power from Itaipu Binacional.
Revenue from Operation & Maintenance	47,813	41,822	14.3	The variation is mainly due to the change of tariff cycles, pursuant to regulation in force – REH No. 2959/21, which provides for the adjustments of the Transmitters’ RAPs.
Financial - Return on Investment - RBSE	1,002,124	791,121	26.7	The variation is mainly due to: (i) increase of IPCA (2.41% in 4Q20 x 3.40% in 4Q21) in inflation adjustment.
Revenue from Construction	122,185	72,455	68.6	The variation is mainly due to: (i) difference in revenue from construction under the agreements subject to bidding, wherein the amount in 4Q20 totaled BRL 10.89 million, while in 4Q21, it totaled BRL 3.55 million. (ii) As for agreement 062/01, the amount in 4Q20 totaled BRL 62.06 million and, in 4Q21, the amount was BRL 120.4 million, both ajusted at a construction margin of 1.006%.
Contractual Revenue - Transmission	268,499	225,089	19.3	The variation is mainly due to: (i) increase of adjustment indexees of agreements based on IPCA (2.41% in 4Q20 x 3.40% in 4Q21), and IGPM (11.24% in 4Q20 x 0.02% in 4Q21). There was a variation in agreements subject to bidding at BRL -44.81 million (4Q20, amounting to BRL 85.07 million, and in 4T21 it was BRL 40.26 million) , in turn, under CT 062.2001, the variation was BRL 85.99 million (in 4Q20 amounting to BRL 135.03 million, and over the same period in 2021, it was BRL 221.02 million).
Other Revenues	121,703	73,434	65.7	The variation in the period is mainly due to: (i) Sale of permanent assets in Dec/21 in the amount of BRL 8.4 million; (ii) revenue earned on the “sale” of the payroll of all Furnas’ employees who will then receive salary from Banco Bradesco for 5 years; (iii) Bookkeeping of BRL 67.36 million in Actuarial gains in Dec/20, against BRL 79.56 million entered in Dec/21, generating an increase of BRL 12.19 million; (iv) Increases in entry Other Revenues – Services Rendered in the amount of BRL 3.9 million.
Deductions from Operating Revenue	-448,674	-478,430	-6.2	The variation is mainly due to:
(a) reduction in the following items: (i) PIS/COFINS amounting to BRL -13.27 million and (ii) CFURH BRL -30.03 million;
				(b) increase in ICMS amounting to BRL 10.23 million.
ROL	3,320,692	2,626,842	26.4

Operating Costs and Expenses

The Operating Costs and expenses posted a decrease of 3.9% in 4Q21 compared to 4Q20, going from BRL 2,074 million in 4Q20 to BRL 1,994 million in 4Q21, in view of the reasons below:
	-2,972,805	-2,584,461	15.0
PMSO - BRL Thousand	4Q21	4Q20	Variation (%)	Analysis
Personnel	-423,345	-349,129	21.3	The variation is mainly due to: (i) entry in 4Q21 of the Compensatory Bonus (BRL 15.62 million) connected to the current ACT – clause 46, paid in a single installment, in exchange for the implementation of BAS – Health Care Benefit (ii) increase in salary and vacation items in the amount of BRL 26.4 million due to the adjustment defined under ACT (2.4%), coupled with salary progression, SGD merit (1% of the payroll). On the other hand, there was a decrease in the following items: (i) Profit and Result Sharing – PLR, in the amount of BRL 41.8 million downward; (ii) Payment of Labor Claims amounting to BRL 10.6 million, and (iii) decrease of BRL -7.5 million in the item consumption of activities, increasing expenditure on Personnel.
Material	-11,271	-7,252	55.4	The variation is mainly due to: (i) increase in the Operational Maintenance Material – direct purchase account amounting to BRL 1.65 million, and (ii) increase in the Fuel and Lubricants account, amounting to BRL 2.16 million due to fuel increase.
Services	-186,027	-145,540	27.8	The variation is mainly due to the increase in the following accounts: (i) Medical, Hospital, and Dental Care at BRL 11 million due to the blocking of expenses pertaining to the use of health insurance owing to the pandemic in 2020, when elective surgeries were not being authorized and the use of the insurance was suspended over the critical period of the pandemic, including employment exams; (ii) Offic. Equipm. Furnit. Build. Maintenance at BRL 3.35 million; (iii) Infrastructure Sharing at BRL 6.28 million referring to reimbursement of CSC Global Coordination Costs; (iv) Consulting at BRL 3.08 million; (v) Institutional Advertising at BRL 3.91 million, and (vi) Meal Vouchers at BRL 3.2 million; (vii) Legal Services at BRL 2.93 million; (viii) Maint/Conserv. Other Facilities and Improvements at BRL 1.55 million; (ix) Courses and training sessions at BRL 1.59 million.
Other	-204,509	-843,400	-75.8
Donations and Contributions	-19,412	21,615	189.8	The variation is mainly due to: In 4Q21, funds for payment of the Statutory Contribution to CEPEL will no longer be deducted from R&D budget (Technical Note 0496/20-SPE-ANEEL), which occurred in 4Q20.
Other Operating Expenses	-185,097	-865,015	-78.6	The variation is mainly due to: (i) impacts that increased expenses in 4Q20, which did not occur in 4Q21, especially Indemnity, award of damages, in the amount of BRL 496 million, due to the settlement with Light (DNAEE Ordinances/1986 - “overall price freeze,” established by “Plano Cruzado”), according to the Material Fact disclosed by Eletrobras on 12/22/2020, and Non-Operating Losses, in the amount of BRL 134 million in 4Q20, referring to the lawsuit filed by CIEN Cia de Interconexão Energética, and (iii) recording of Actuarial losses, which generated an impact of BRL 148.38 million in 4Q20, compared to BRL 98.2 million entered in 4Q21, implying a reduction of BRL 50 million in-between periods.
TOTAL PMSO	-825,152	-1,345,321	-38.7

9

DFR - Superintendent’s Office of Investors Relations Market Letter - Annex II - 4Q21 Financial Information of Subsidiaries

Operating Costs - BRL Thousand	4Q21	4Q20	Variation (%)
Energy Purchased for Resale	-301,065	-233,746	28.8	The variation is due to: (i) Price adjustments of contracts in force, which together account for BRL 50 million in the period (also impacted by IGPM, which had a significant increase in the year); (ii) One-off purchases made over the period in 2021 (signed in order to avoid negative exposure in MCP, taking advantage of the existing discount on short-term bilateral operations as well as the tax benefit in consideration of settlement in CCEE) of approximately BRL 52 million; (iii)
				variation in Electricity purchased for Short-Term Resale of BRL -25 million owing to the negative result in the energy balance of the specific MCP for the month of November 2020, something that did not occur in the months of 4Q21. Concomitantly, there was an increase in PIS/COFINS accounts of BRL -9.4 million.
Charges on Electricity Grid Use	-191,872	-188,830	1.6	The variation is due to: (i) reprofiling of indemnity installment of RBSE and the higher levy of the Variable Installment on the compensation of transmission companies in 4Q21, which exerts a negative impact on these charges, resulting in a variation of 1.5% instead of the 3% expected among these quarters.
Construction Expense	-165,272	-88,033	87.7	The variation was mainly due to: (i) investments in generation and transmission agreements in the period. Construction expenses in Generation in 4Q20 totaled -15.08 million, and in 4Q21, the amount was -43.55 million. As for transmission, the amount relative to agreement 062/01 in 2020 was BRL -62.06 million, and in 2021, it was -120.43 million. In all other agreements, the amounts for 2020 and 2021 totaled -10.89 million and -3.55 million, respectively.
Fuel	-414,959	-147,689	181.0	The variation concerns adjustments to the contractual parameters and to the fact that the Santa Cruz Thermal Power Plant produced 667,084 MWh in the period in 2021, having been dispatched to produce 175,396 MWh over the same period in 2020.
Depreciation and Amortization	-95,434	-70,323	35.7	The variation is mainly due to: (i) Increase in amortization caused by the monthly quota amounting to 6.2 million of GSF, effect of the extension of the concession term for the Power Plants affected by the Resolutions: REH2932/21 and REH 2919/21; (ii) recurring BRL 8.6 from the quarter of Fortim depreciation.
TOTAL Operating Costs	-1,168,602	-728,621	60.4
		-439,981
Operating Provisions - BRL Thousand	4Q21	4Q20	Variation (%)
Operating Provisions	-979,051	-510,519	91.8	The composition of provisions in 4Q21 is mainly due to:
a) Contingencies: Setting aside a provision of BRL 346.3 million, especially for tax contingencies due to the change in the risk classification of two processes (BRL 264.3 million) that refer to non-completion of the PER/DCOMP form, plus a fine;
b) GAG Improvement: Setting aside BRL 16.5 million, accounting for a provision of BRL 26.42 million, and a reversal of BRL -9.86 million, based on the investments made;
c) Losses with Investments: Reversal of BRL -98.25 million, especially the reversals of SPE Mata de Sta Geneva (BRL 50.75 million), Madeira Energia (BRL 66.37 million), Belo Monte (BRL 28.55 million) and constitution of IE Madeira (R$ -76.63 million);
d) Provision for Losses - Judicial Deposits: Setting aside a provision of BRL 46.4 million;
				e) Onerous Contracts: Reversal of BRL -38.9 million. f) Unsecured liabilities - subsidiaries: Constitution of R$ -705.9 million.
		-468,532
Regulatory Remeasurement - Transmission - BRL Thousand	4Q21	4Q20	Variation (%)
Tariff Review Effects	0	0	-	The variation is mainly due to: Increase in amortization caused by the monthly quota in the amount of 6.2 million of GSF effect relative to the extension of the concession term for the Power Plants affected by the Resolutions: REH2932/21 and REH 2919/21. In addition, we have the recurring amount of BRL 8.6 from the quarter of Fortim’s depreciation.

Financial Income - BRL Thousand	4Q21	4Q20	Variation (%)
Financial Revenue	87,333	87,464	-0.1
Revenue from Financial Investments	32,555	7,631	326.6	The variation is mainly due to: (i) an increase in the returns of Banco do Brasil S.A (BRL 22,027), based on IRF-M 1 sub-index.
Revenue from Financing and Loans	6,137	10,349	-40.7	The variation is mainly due to: (i) smaller increase in index of amounts receivable of CELG in 4Q21 compared to the same period of 2020. (IGPM1, which increased by 0.02% in 4Q21, and 11.24% in 2020).
Energy Late Payment Addition	107	290	-63.1	The variation is mainly due to: (i) decrease in revenue from Charges of Electric Energy Trading Chamber (CCEE), Short Term Market settlement of approximately BRL 184 thousand.
Inflation Adjustment on Assets	28,311	68,845	-58.9	The variation is mainly due to: (i) lower increase in IGPM1 in 4Q21, which was only 0.02% compared to the same period in 2020, which increased by 11.24%.
Exchange Rate Change on Assets	4,175	-3,843	208.6	The variation is mainly due to: (i) positive variation in the foreign currency price in 4Q21 while in the same period of 2020 there was a negative variation, which mainly impacted the energy customer account in dollar. (in 2021: from 5.4394 to 5.5805, and in 2020: from 5.6407 to 5.1967). Customer: GAMEK - Middle Kwanza Utilization Office.
Other Financial Revenues	16,048	4,192	282.8	The variation is mainly due to: (i) an increase of Contractual Penalties by BRL 10,956 (BRL 10,212 out of which refer to sanctions imposed to Carbogás Energia Ltda in Dec/21).
Financial Expenses	-238,741	-134,366	77.7
Debt Charges - Loans and Financing	-154,961	-92,234	68.0	The variation is mainly due to (i) an increase in total interest on loans due to the funding occurring in the 3rd quarter of 2021, causing these charges to increase by approximately BRL 37 million compared to the same period in 2020; (ii) increase due to the increase in loan indexes (mainly CDI) of approximately BRL 21 million, providing that about BRL 5 million on loan charges from SPE Brasil Ventos contribute to the increase in the variation.
Charges - Leasing	-2,639	-2,757	-4.3	The variation is mainly due to (i) lower adjustment to present value on leasing in the 4th quarter of 2021 compared to the same period in 2020.
Charges on Shareholders’ Compensation	69	0	-
Inflation Adjustment on Liabilities	-41,585	-65,035	-36.1	The variation is mainly due to: (i) lower positive variation in the indexes of loans payable, especially those of Eletrobras, in 4Q21 compared to the same period in 2020. Eletrobras (IPCA-EBRAS - 4Q21: 226.656 to 234.032 or 3.2% and 4Q20: 205.362 to 212.638 or 3.7%).
Exchange Rate Change on Liabilities	-20,178	39,991	150.5	The variation is mainly due to: (i) an increase in the foreign currency price in the analyzed period of 2021 in regard to the same period of 2020, when it presented a negative variation, which mainly impacted the loans payable in dollars. In(Em 4Q2021: from 5.4394 to 5.5805, and in 2020: from 5.6407 to 5.1967). Currently, 6% of the debt is indexed to the exchange rate. (Contracted at USD 2.0626 for ECR 258/97 - BID 1051 agreement).
Other Financial Expenses	-19,447	-14,331	35.7	The variation is mainly due to: (i) a BRL 1,586 increase in REFIS Law 12865/2013 Installment account); ii) increase in the item Other Financial Expenses - Use of Public Assets by BRL 597 and; iii) decrease in Late Payment Charges (BRL 1,423).
Financial Income	-151,408	-46,902	222.8
		-104,506
Equity Interests (Equity Method) - BRL Thousand	4Q21	4Q20	Variation (%)
Equity Interests (Equity Method)	-325,451	-71,029	-358.2	The variation is mainly due to the impact of the following companies:
1 - Positive impacts on the quarterly result: Chapecoense Geração S.A. (BRL 17.73 million), Interligação Elétrica do Madeira S.A. (BRL 42.24 million) and Brasil Ventos (BRL 10.53 million).
				2 - Negative impact on quarterly income: Enerpeixe S.A. (BRL -26.77 million); Paranaíba Transmissora de Energia S.A. (BRL -36.42 million), and Mata de Santa Genebra (BRL -22.68 million); negative effect, reflecting the arbitration of SPE Santo Antonio - Furnas in the amount of (R$ 697 million).

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DFR - Superintendent’s Office of Investors Relations Market Letter - Annex II - 4Q21 Financial Information of Subsidiaries

Income Tax and CCSL - BRL Thousand	4Q21	4Q20	Variation (%)
Current IR and CSLL	5,765	-35,449	-116.3	When calculating the Taxable Income, the taxable base is mainly impacted by the Annual Allowed Revenue (RAP). For taxation purposes, as provided in Article 36 of Law 12973 of 2014, it should make up the Taxable Income, thus impacting the effective rate and consequently a disbursement of IRPJ/CSLL. The drop in current IR/CS expenses was mainly driven by the reprofiling of RBSE Indemnity that is received via RAP.
Deferred IR and CSLL	162,153	281,200	42.3	The variation is due to the Financial Revenue of Contract Assets, mainly RBSE. It should be noted that, between January and November 2020, Accounting still did not reflect the RBNI assets and Other Contracts in the calculation of Deferred Liabilities.
Minority Interest	-121	19	-736.8

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DFR - Superintendent’s Office of Investors Relations Market Letter - Annex II - 4Q21 Financial Information of Subsidiaries

CHESF

The Company, as a result of the guidelines of Circular Letter CVM/SNC/SEP 04/2020, issued on December 1, 2020, performed the remeasurement of its transmission assets - RBSE as of 4Q20, until then classified as financial assets, for contract assets, as provided in CPC 47/IFRS 15 – Revenue from Customer Contracts. And, thus, there were reflections in the presentation of transmission revenues and in the adjustment to fair value of RBSE in the financial income.

Analysis of Income

The Company posted in 4Q21 an income of 26.8% below that recorded in 4Q20, going from a profit of BRL 999 million in 4Q20 to a profit of BRL 731 million in 4Q21, mainly due to the factors described below.

Operating Revenue

The Net Operating Revenue posted an increase of 15% in 4Q21 compared to 4Q20, going from BRL 2,119 million in 4Q20 to BRL 2,436 million in 4Q21. The variations of each income account are detailed below:

Gross Revenue - BRL Thousand	4Q21	4Q20	Variation (%)	Analysis
Generation	1,057,922	1,198,205	-11.7
Supply	61,459	65,031	-5.5	The variation is mainly due to: (i) Despite the increase of 14 average MW sold in ACL in 4Q21 compared to the same period of the previous year, owing to new contracts with no comparison basis in 4Q20, in 4Q21 there was reclassification in the recording of revenues from plants in the Pindaí complex, which started to be recorded under the CCEE item in 2021, causing a reduction in the supply item of approximately BRL 11.6 million.
Provision	171,117	152,743	12.0	The variation is mainly due to: (i) Increase of 3 average MW in consumption by industrial customers reached by Law 13182/2015 in 4Q21 (427 average MW), compared to the same period of the previous year (424 average MW), owing to the gradual resumption of activities by one of the industrial consumers.
Short Term Market (CCEE)	124,960	295,763	-57.7	The variation was impacted by the agreement reached within the scope of the lawsuit that discussed GSF, according to Law 14052/2020, and loss, as of June/2021, of the effects of the respective preliminary injunction that protected Chesf from the effects of GSF, whereas in 2020 it was effective for the entire year, which resulted in an average GSF of 68% (4Q21) against an average GSF of 95% (4Q20), as a result of the injunction. Furthermore, the PLD was reduced BRL 230/MWh (4Q20) against PLD BRL 135/MWh (4Q21).
O&M Revenue - Upgraded Power Plants Law 12783/2013	700,386	684,668	2.3	The variation is mainly due to the annual adjustment of RAG of approximately 6.5%, in accordance with Ratification Resolution No. 2902/2021 (2021-2022 cycle); and due to the impact of the reduction in CFURH, in 2021, compared to 4Q20 (about BRL 19 million)
Transmission	1,686,380	1,229,083	37.2
Revenue from Operation & Maintenance – Renewed Lines	624,074	401,806	55.3	The variation is a result of the issuance of REH Aneel 2895/21, including, among other aspects, the adjustment of the 21/22 cycle (including the effects of the tariff review of CC 061/2001 relative to the period from JAN/13 to JAN/18), the recognition of RAP’s of reinforcements with no previously established revenue and improvements included by Aneel for the 2021/2022 cycle.
Revenue from Operation & Maintenance	39,038	33,081	18.0	The variation is a result of the issuance of REH Aneel 2895/21, including, among other aspects, the adjustment of the 21/22 cycle (including the effects of the tariff review of concession contracts 006/2009, 007/2005, 017/2009 and 018/2009), the recognition of RAP’s of reinforcements with no previously established revenue and improvements included by Aneel for the 2021/2022 cycle.
Revenue from Construction	178,117	201,530	-11.6	The variation in revenue from construction over the periods is directly connected to the expenses incurred (either appropriated or allocated) in transmission investment events in progress.
Contractual Revenue - Transmission	845,151	592,666	42.6	The positive variation of the item comparing 4Q21 and 4Q20 is connected to the inflationary variation (IPCA) between the said periods. While the 4Q20 IPCA was 2.39%, the 4Q21 IPCA was 3.36%.
Other Revenues	7,105	56,049	-87.3	The variation is mainly due to: (i) an increase in revenues from rentals [+BRL 1.2 MM]; (ii) increase in revenue from engineering services [+BRL 0.8 MM]; (iii) recognition, in 4Q20, of revenue relative to the entry of lease agreement of the assets of former Camaçari TPP at BRL 50.7 MM.
Deductions from Operating Revenue	-315,057	-364,351	-13.5	The variation is mainly due to: (i) reduction of PIS/COFINS between the compared dates, [-BRL 17.4 MM]; (ii) reduction of CFURH between the compared dates [-BRL 26.0 MM]; (iii) reduction of R&D/TFSE between the compared dates [-BRL 2.2 MM]; (iv) reduction of RGR between the compared dates [-BRL 4.1 MM]; (v) increase in PROINFA between the compared dates [+BRL 5.6 MM]; (vi) increase in ICMS between the compared dates [+BRL 6.3 MM]; (vii) increase in CDE between the compared dates [+BRL 6.5 MM].
ROL	2,436,350	2,118,986	15.0

Operating Costs and Expenses

The Operating Costs and Expenses posted an increase of 20.8% in 4Q21 compared to 4Q20, going from BRL 1,124 million in 4Q20 to BRL 1,358 million in 4Q21, with the variations below:
	-1,709,530	-1,376,672	24.2
PMSO - BRL Thousand	4Q21	4Q20	Variation (%)	Analysis
Personnel	-417,623	-344,131	21.4	The variation is mainly due to: (i) increase in expenses with salaries [+BRL 8.1 MM] mainly due to ACT (2.4%), progression of merit, and SAN; (ii) increase with vacations [+BRL 26.3] and 13th salary [+BRL 7.2 MM]; (iii) increase in INSS/FGTS contributions [+BRL 18.6 MM]; (iv) increase in medical/hospital expenses [+BRL 15.6 MM]; (v) increase with hazardous activities [+BRL 2.4 MM]; (vi) increase with annual supplementary bonus [+BRL 2.3 MM]; (vii) increase with allowance for services rendered [+BRL 1.6 MM]; (viii) increase with food/education/transportation allowance [+BRL 3.8 MM]; on the other hand, there was (ix) decrease in the cost of interest in view of the actuarial liability of the CD and BD benefit plans [-BRL 7.8 MM]; (ii) non-recurring credit accounting adjustment in 4Q20 of about BRL 50.4 million, occurred in 4Q20, owing to the sanitation of payroll accounts payable resulting from the annual analysis of accounting items and the information generated by the HCM module (SAP-IU); (iii) entry of PLR provision in 4Q21 [+BRL 91.1 MM] against the entry of PLR provision in 4Q20 [+BRL 117.7 MM], relative to the year 2020, plus the entry of [+BRL 30.3 MM] referring to the complement of 2019 accounting year.
Material	-11,578	-12,873	-10.1	The variation is mainly due to: (i) reduction in expenses with medical and hospital supplies [-BRL 1.7 MM]; (ii) increase in expenses with occupational safety and health materials [+BRL 0.3 MM].
Services	-125,467	-98,251	27.7	The variation is mainly due to: (i) increase with maintenance services relating to operating assets [+BRL 7.2 MM]; (ii) increase in cleaning and conservation services for properties and facilities [+BRL 10.0 MM] (iii) increase in (legal/tax) consulting services [+BRL 16.2 MM] mainly due to attorneys’ services as concerns contractual fees for success (loss of suit) in October as a result of success, in appellate jurisdiction, of the lawsuit brought by the City of Canindé do São Francisco against Chesf, against which the City filed no appeal, causing the decision to be final and unappealable; (iv) increase in cargo transportation [+BRL 0.9 MM]; on the other hand, there was: (v) reduction in expenses with contracted workforce [-BRL 6.8 MM] due to improvement in processes.
Other	-75,197	-77,565	-3.1
Donations and Contributions	-6,520	-7,483	-12.9	The variation is mainly due to: (i) increase in contributions to Rouanet Law [+BRL 3.1 MM]; (ii) reduction in contributions to ONS [-BRL 1.0 MM]; (iii) entry in 2020 of contribution/donation in COVID-19 account [-BRL 3.1 MM], with no corresponding entry in 2021.
Other Operating Expenses	-68,677	-70,082	-2.0	The variation is mainly due to: (i) reduction in labor costs by [-BRL 7.6 MM]; (ii) reduction in expenses with indemnities, losses, and damages by [-BRL 31.2 MM]; (iii) expense recovery entry [-BRL 17.4 MM], between the compared dates, mainly due to reimbursement of payments made to Consórcio Famosa (contractors) for the costs incurred with the implementation of SE Mossoró IV; (iv) increase in taxes (IPTU) [+BRL 2.4 MM]; (v) increase in expenses with outpatient clinics and occupational health [+BRL 3.8 MM]; (vi) recording of losses pertaining to the cancellation of the lease of Camaçari TPP [+BRL 50.7 MM], with no corresponding entry in 2020.
TOTAL PMSO	-629,865	-532,820	18.2

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DFR - Superintendent’s Office of Investors Relations Market Letter - Annex II - 4Q21 Financial Information of Subsidiaries

Operating Costs - BRL Thousand	4Q21	4Q20	Variation (%)
Energy Purchased for Resale	-111,550	-83,925	32.9	The variation is mainly due to: (i) an average increase of 25 MW in agreements of purchase of energy for resale, resulting in an increase in expenses of approximately BRL 34 million; offset by (ii) an increase in tax credit deductions amounting to BRL 5 million; and (iii) a reduction of BRL 1.7 million due to the consolidation of purchase expenses arising from SPE in 4Q20, with no comparison basis in 4Q21, resulting in a total expense of BRL 27.6 million.
Charges on Electricity Grid Use	-218,920	-216,552	1.1	The variation is mainly due to: (i) adjustment of about 2.8% of TUST, following a rule under ANEEL Ratification Resolution No. 2896/2021 (2021-2022 cycle), offset by (ii) higher levy of tax credits in 4Q21 (BRL 22 million) against the BRL 18 million recorded in 4Q20.
Construction Expense	-346,442	-250,843	38.1	The variation is mainly due to: (i) construction cost for the periods that is directly connected to the expenses (either appropriated or allocated) incurred in transmission investment events in progress.
Depreciation and Amortization	-51,003	-39,540	29.0	The increase in depreciation between the periods compared was due to the incorporation of the assets of the Pindaí Complex as well as the activation of projects that were energized over the time span between the periods in comparison.
TOTAL Operating Costs	-727,915	-590,860	23.2
		-137,055
Operating Provisions - BRL Thousand	4Q21	4Q20	Variation (%)
Operating Provisions	-351,750	-252,992	39.0	Provisions are made up as follows: (i) PCLD [BRL 70 MM in 2021], against [BRL 130.2 MM in 2020]; (ii) K Factor [BRL 57.0 MM in 2021] against [BRL 91.4 MM in 2020] due to the adjustment of the process partly based on IGPM; (iii) provision for GSF lawsuit [BRL 210.4 MM in 2020], without recording in 2021, due to the adhesion to the hydrological risk renegotiation pursuant to Law 14052/2020; (iv) GAG Improvement [-BRL 37.8 MM in 2021], against [-BRL 2.6 MM in 2020]; (v) other civil, tax, and labor provisions [BRL 16.7 MM in 2021], against [BRL 76.9 MM in 2020]; (vi) provision for losses on investments [BRL 12 MM in 2021 , being: ESBR (-BRL 61.4 MM); IE Madeira (BRL 50.2 MM); IE Garanhuns (-BRL 38.1 MM); Vamcruz I (-BRL 7.0 MM), and SINOP (+BRL 68.3 MM)]; against [-BRL 45.8 MM in 2020, being: Pindaí Complex (+BRL 19.3 MM); IE Madeira (+BRL 105 MM); IE Garanhuns (+BRL 3.3 MM); SINOP (+BRL 21.0 MM), and ESBR (-BRL 194.4 MM)] ; (vii) reversal of provision for impairment [-BRL 207.6 MM in 2020], not recorded in 2021; (viii) provision for judicial deposits (BRL 233 million)
		-98,758
Regulatory Remeasurement - Transmission - BRL Thousand	4Q21	4Q20	Variation (%)
Tariff Review Effects	0	0	-	The increase in depreciation between the periods compared was due to the incorporation of the assets of the Pindaí Complex as well as the activation of projects that were energized over the time span between the periods in comparison.

Financial Income - BRL Thousand	4Q21	4Q20	Variation (%)
Financial Revenue	71,573	174,171	-58.9
Revenue from Financial Investments	30,208	19,818	52.4	The variation is mainly due to (i) the appreciation of government bonds of extramarket funds, on average, above expectations compared to 4Q20. The yield base of financial investments (cash balance) in 2021 was higher than the base of 2020, and the average performance of investments in 2021 is still higher than the average in 2020. This performance is associated with the performance of government bonds, considering the interest rate and inflation indices, both increasing in the last year.
Energy Late Payment Addition	2,024	118,167	-98.3	The variation is mainly due to the recording in 4Q20, without comparison in 4Q21, of the following events: (i) interest on the debt of Rio Doce Manganês in the amount of BRL 30.6 MM; (ii) interest on the debt with Ligas do Brasil in the amount of BRL 56.9 MM; (iii) interest on Energisa Sergipe’s debt in the amount of BRL 18.8 MM; (iv) interest on the debt of Equatorial Alagoas in the amount of BRL 5.6 MM. In June 2021, the Company recognized the losses of these customers, thus failing to record the adjustment of the balance of long-term overdue invoices.
Inflation Adjustment on Assets	24,936	32,171	-22.5	The variation is mainly due to the recording, in 4Q20, without comparison in 4Q21, of the following events: (i) inflation adjustment of the debt of Ligas do Brasil at BRL 18.9 MM, Rio Doce Manganês, at BRL 2.0 MM; Energisa Sergipe at BRL 3.1 MM], and Equatorial Alagoas at BRL 0.7 MM]. In June/2021, the Company recognized the losses of these customers, thus failing to record the adjustment of the balance of long-term overdue invoices; (ii) adjustment of judicial deposits [+BRL 10.4 MM].
Other Financial Revenues	14,405	4,015	258.8	The variation is mainly due to: (i) credits from judicial deposits [+BRL 7.4 MM]; (ii) discounts obtained [+BRL 3.6 MM]; (iii) increase in revenue from Fachesf Saúde Mais [+BRL 1.4 MM] due to the movement of health insurances; (iv) reduction in the reimbursement of fines on contracts [-BRL 1.9 MM].
Financial Expenses	-37,058	-31,686	17.0
Debt Charges - Loans and Financing	-25,354	-20,897	21.3	The variation is mainly due to: (i) increase in interest on loans and financing [+BRL 4.5 MM]. No new relevant debt. Chesf’s debts bear interest pegged to CDI, IPCA, and TJLP, in addition to some fixed rates.
Charges - Leasing	-55	-55	0.0
Inflation Adjustment on Liabilities	-5,992	-4,204	42.5	The variation is mainly due to: (i) inflation adjustment of the debentures [+BRL 1.2 MM] between the dates compared to the merger of STN; (ii) inflation adjustment on other debts [+BRL 0.6 MM].
Other Financial Expenses	-5,657	-6,530	-13.4	The variation is mainly due to: (i) financial expenses with adjustment of unapplied R&D balance in the amount of [+BRL 2.7 MM]; (ii) fines on notices of violation in 4Q20, with no occurrence in 4Q21 [-BRL 3.7 MM].
Financial Income	34,515	142,485	75.8
		-107,970
Equity Interests (Equity Method) - BRL Thousand	4Q21	4Q20	Variation (%)
Equity Interests (Equity Method)	30,426	16,136	88.6	The variation is mainly due to: (i) Improvement in the income posted by SPE IE Madeira [+BRL 21.2 MM assessed by equity method], mainly due to the increase in transmission revenue due to the variation in IPCA; (ii) improvement in the income of SPE ESBR [+BRL 18.1 MM in the equity method], mainly due to the extension of the concession term under the GSF agreement; (iii) improvement in the negative income of SPE Norte Energia [+BRL 35.5 MM assessed by equity method], mainly due to the extension of the concession term by the GSF agreement; (iv) Deterioration in the income of SPE STN [-BRL 18.3 MM assessed by equity method], resulting from the recognition of deferred PIS/COFINS due to the change in the calculation regime; (v) Worsening of the income of SPE SINOP [-BRL 53.9 MM assessed by equity method, mainly due to the complement of the provision for impairment in 4Q2021 against reversal in 4Q2020.
Other Operating Revenues and Expenses - BRL Thousand	4Q21	4Q20	Variation (%)
Other Operating Revenues and Expenses	0	-233,136	-100.0	The variation is mainly due to: (i) the entry of the write-off of Camaçari TPP in 2020 at BRL 233 million
		233,136
Income Tax and CSLL - BRL Thousand	4Q21	4Q20	Variation (%)
Current IR and CSLL	-7	39,202	100.0	The variation was due to the accumulated result in 2021, which posted tax losses and negative base. This was mainly due to the drop in GSF in July, which resulted in a loss of around BRL 1.8 billion. Importantly, the tax is calculated on an accumulated basis, generating reflections for the analyzed quarter
Deferred IR and CSLL	-60,552	432,123	114.0	The variation was mainly due to the difference between the calculation of CPC 47 and IFRIC 12 on transmission contracts in October 2020, especially RBSE, while in the same period, in 2021, the greater reflection was due to the realization of the deferred RBSE.
Tax Incentives	7	-140,257	100.0	The variation was mainly due to the recognition of the write-off of GSF, causing a tax loss and, as a result, there is no recognition of incentive for the period.

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DFR - Superintendent’s Office of Investors Relations Market Letter - Annex II - 4Q21 Financial Information of Subsidiaries

ELETRONORTE

The Company, as a result of the guidelines of Circular Letter CVM/SNC/SEP 04/2020, issued on December 1, 2020, performed the remeasurement of its transmission assets - RBSE as of 4Q20, until then classified as financial assets, for contract assets, as provided in CPC 47/IFRS 15 – Revenue from Customer Contracts. And, thus, there were reflections in the presentation of transmission revenues and in the adjustment to fair value of RBSE in the financial income.

In the analytical review below, there is an impact of Amazonas GT only in the item of equity interests, given that Amazonas GT has been a subsidiary of Eletronorte since March 16, 2020

.

Analysis of Income

The Company posted in 4Q21 an income of 102% above that recorded in 4Q20, going from a profit of BRL 639 million in 4Q20 to a profit of BRL 1,289 million in 4Q21, mainly due to the factors described below.

Operating Revenue

The Net Operating Revenue posted an increase of 19.6% in 4Q21 compared to 4Q20, going from BRL 2,446 million in 4Q20 to BRL 2,926 million in 4Q21. The variations of each income account are detailed below:
	27	237	-210
Gross Revenue - BRL Thousand	4Q21	4Q20	Variation (%)	Analysis
Generation	2,661,914	2,120,305	25.5
Supply	1,975,152	1,855,769	6.4	The variation is mainly due to: (i) a BRL 96 million increase in revenue from thermoelectric power plants in Amazonas, owing to an average increase of 14% in the Contract Prices of PIE’s in the Capital, pegged to IGPM index, which posted a variation of 23.4%, annual adjustment of the agreements of Upcountry PIE’s through IPCA index of 11%;
(ii) the BRL 46 million increase in ACL sales by Tucuruí and Samuel HPPs (4Q20: BRL 712 million x 4Q21: BRL 759 million), despite the 43% reduction in the amount of energy sold (4Q20: 3,036 MWmed x 4Q21: 1,740 MWmed), due to the 85% increase in the sale price (4Q20: BRL 106/MWh x 4Q21: BRL 198/MWh);
				(ii) as for the sales revenue in ACR by Tucuruí HPP, there was a 91% decrease, or BRL 23 million (4Q20: BRL 25 million x 4Q21: BRL 2 million), caused by the end of the products of the 18th Auction, which were sold at BRL 175/MWh and by the beginning of billing of the 23rd auction with a price of BRL 167/MWh, which reduced energy sold by 90% (4Q20: 66 MWmed x 4Q21: 7 MWmed).
Provision	431,333	239,754	79.9	The variation is mainly explained by:
(i) the increase in Albrás’ returns of BRL 179 million, 800 MWmed of contract, due to the readjustment of the base price and the variations of parameters, provided under the contract, used to calculate the final sale price: aluminum price, dollar, and sector charges;
    (a)  adjustment based on IGP-M of 32% of the base price, from BRL 134.77/MWh to BRL 177.92/MWh;
    (b) 53% increase in average aluminum prices (4Q20: USD 1,850 x 4Q21: USD 2,822);
    (c) 3% increase in average dollar conversion rates (4Q20: BRL 5.40/USD x 4Q21: BRL 5.58/USD);
				(ii) positive variation of BRL 13 million due to seasonality and adjustment of the other Tucuruí HPP sales agreements.
Short Term Market (CCEE)	245,807	16,537	1,386.4	The variation is mainly explained by:
(i) in regard to Tucurui, Samuel and Curua-Una HPP’s, an increase of 422 MWmed of energy to be settled in MCP (4Q20: deficit of 196 MWmed x 4Q21: 226 MWmed) due to a 44% reduction in sales through bilateral agreements (4Q20: 3,102 MWmed x 4Q21: 1,746 MWmed);

				(ii) relating to Balbina HPP, Mauá 3 TPP, and Aparecida TPP, merged by Eletronorte in July 2021, there was a BRL 84 million increase connected to an increased generation by 3% (4Q20: 740 MWmed x 4Q21: 763 MWmed), which yielded a higher receipt for availability of thermal plants, BRL 64 million (4Q20: payment of BRL 26 million x 4Q21: receipt of BRL 42 million).
O&M Revenue - Upgraded Power Plants Law 12783/2013	9,622	8,245	16.7	The variation is mainly explained by: (i) the 15% adjustment of RAG in July 2021.
Transmission	882,995	783,133	12.8
Revenue from Operation & Maintenance – Renewed Lines	170,738	241,363	-29.3	The variation is mainly due to:
				(i) Decrease of BRL 201 million in revenue billed, due to lower revenue approved in the cycle, mainly impacted by the reprofiling, even with the positive variation of IPCA between cycles; offset by (ii) an increase in revenue of BRL 130 million, due to the decrease in the reducing installment (amortization). There was a reduction in amortization from an average of BRL 123 million monthly to BRL 80.3 million monthly in 2021, due to the Tariff Review process of contract 058/2001.
Revenue from Operation & Maintenance	111,927	59,808	87.1	The variation is mainly due to:
(i) increase of BRL 58.5 million in revenue earned, which was mainly impacted by the adjustment/review for the cycle, according to ratifying resolution No. 2959/2021. This increase could have been greater, however, there was a reduction in the Adjustment Installment and greater unavailability in 2021; partly offset by
				(ii) decrease in revenue owing to an increase of BRL 6.4 million in amortization.
Financial - Return on Investment - RBSE	287,502	236,664	21.5	The variation is mainly due to:
(i) increase of BRL 49.4 million in the inflation adjustment of the contractual asset of RBSE, due to:
  (a) higher RBSE balance, average of BRL 4.86 billion X BRL 4.98 billion in 2021;
  (b) higher IPCA value, average of 0.8%, 2.43% accumulated in 2020 X average of 1.11%, accumulated of 3.38% in 2021;

				(ii) increase of BRL 1.4 million in financial revenue due to the increase in present value (and base) owing to the reprofiling the RBSE.
Revenue from Construction	50,690	32,773	54.7	The variation is mainly due to:
(i) increase of BRL 41.5 million in construction revenues:
  (a) BRL 27.2 million in the Transmitter Station contract;
  (b) BRL 8.6 million in LT Ribeiro Gonçalves and Balsas;
  (c) BRL 2.9 million LT São Luis II and III;
  (d) BRL 2.7 million in SE Miranda II and SE Lucas do Rio do Verde;

On the other hand, (ii) a reduction of BRL 23.6 million in the following contracts:
  (a) BRL 17.6 million under concession agreement No. 058/2001;
  (b) BRL 2.4 million in transmission contract of Amazonas;
  (c) BRL 2.3 million under concession agreement of Linha Verde Transmissora;
				(d) BRL 1.2 million in Transmitter Station, SE Miramar, and Rio Branco Transmissora.
Contractual Revenue - Transmission	262,138	212,525	23.3	The variation is mainly due to:
(i) increase of BRL 64.2 million in inflation adjustment of contractual assets, due to the higher IPCA value in the period, average of 0.8%, 2.43% accumulated in 2020 X average of 1.11%, accumulated from 3 .38% in 2021);
(ii) increase of BRL 7.6 million in financial revenue;
				(iii) reduction of BRL 22 million in transmission revenue in Amazonas, due to the termination of contract in March/2021.
Other Revenues	159,668	113,999	40.1	The variation is mainly due to:
(i) increase of BRL 51.5 million in the following accounts:
(a) BRL 23.2 million in PROINFA;
(b) BRL 10.7 million in Sale of DIT’s in Amapá and Pará);
(c) BRL 9.3 million in CDE;
(d) BRL 3 Million in Leases and Rents;
(e) BRL 3.0 million in Other;
(f) BRL 2.3 million in multimedia communication services;

On the other hand, a reduction of (ii) BRL 5.4 million in the following accounts
(a) BRL 5.3 million in O&M services;
				(b) BRL 102 thousand in Leniency agreements, since in 2020, Eletronorte received BRL 210 thousand under a Leniency agreement, while in 4Q21, the amount was BRL 107 thousand.
Deductions from Operating Revenue	-778,866	-571,559	36.3	The variation is mainly due to:
(i) increase of BRL 208.7 million in the following accounts:
(a) BRL 98.8 million in PIS/PASEP/CONFINS;
(b) BRL 44.1 million in RGR;
(c) BRL 25.5 million in ICMS;
(d) BRL 18 Million in CFURH;
(d) BRL 9.4 million in CDE;
(c) BRL 8.9 million in Proinfa;
(e) BRL 3.8 million in R&D and Other;

				On the other hand, (ii) reduction of BRL 2.3 million in ISS and TFSEE.
ROL	2,925,711	2,445,878	19.6

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DFR - Superintendent’s Office of Investors Relations Market Letter - Annex II - 4Q21 Financial Information of Subsidiaries
Operating Costs and Expenses

Operating expenses and costs presented, in 4Q21, a reduction of 28% vis-à-vis 4Q20, from a negative amount of BRL 1,471 million in 4Q20 to a positive amount of BRL 1,059 million in 4Q21. Variations for each expense account are detailed below:
	-1,312,204	-1,796,944	-27
PMSO - BRL Thousand	4Q21	4Q20	Variation (%)	Analysis
Personnel	-367,562	-334,117	10.0	The variation is mainly due to:(i) Reduction of the actuarial surplus, BRL 45.3 million lower than the previous year (creditor nature), according to the actuarial report for each year. Such a negative variation increases the group’s realization in 2021; (ii) In 2020, the amount of BRL 17.5 million was entered in the Agreed Dismissal Plan group, while in 2021, in the personnel account, as there was no PDC. The difference in classification is due to the fact that there was no PDC in 2021 and Expenses of this nature, in 2021, refer to former employees who were terminated by the company without a cause;
(iii) Increase in Salaries, of BRL 19.4 million, due to the entries of reversals made in 2020 with no corresponding entry in 2021, in the amount of BRL 29.2 million, referring to the provision entered in 2019, with payment occurring in 2020. For the value not to affect the income in both years, in 2020, a negative entry was made, which reduced the group’s realization in the year. In 2021, as there was no chargeback reported, the realization was greater. In addition, there was an impact from the salary adjustment of 6.76%, positively impacting the account by approximately BRL 10 million.
(iv) Hazardousness, increase of BRL 16.7 million, mainly due to reversal entries made in 2020, with no corresponding entry in 2021, in the amount of BRL 13.5 million. The adjustment referred to the provision made in 2019, the payment of which occurred in 2020, similar to what happened in Salaries. In addition, there was an impact from the salary adjustment of 6.76%, positively impacting the account by approximately BRL 3 million.
(v) meal and food vouchers increased by BRL 5.4 million, mainly impacted by the change in accounting. AmGT entered food allowances in a third-party service account - Meal Voucher. With the merger, in 2021, the amounts are recorded to this personal account,
(vi) approximate cost of BRL 535 thousand with 3 disconnections that occurred in the 4th quarter of 2021. The increases were partially offset by:
(vii) lower Profit and Result Sharing, of BRL 51 million, due to adjustments for the difference between the amounts provisioned and reversed from 2019 to 2022;
(viii) decrease between expenses with the 13th salary, various social contributions and social security of BRL 15 million. There were adjustments of items between the accounts, which accordingly significantly increased social security and decreased contributions and 13th salary. When the effect of the adjustments between accounts is cancelled, the above reduction can be observed due to the dismissals that occurred in 2021;
(ix) reduction of the Contribution to Previnorte, in general terms, of BRL 11.7 million, since there were adjustments referring to the items of BD and CD contribution plans.
				(x) reduction of Vacations, by BRL 11.5 million, mainly due to the reclassification, carried out in October/2020, of amounts that were being improperly recorded in the bonus account. The amounts were reclassified to the vacation account, causing an increase in the realization of 2020.
Material	-42,411	-19,927	112.8	The variation is mainly due to the increase in the expense of operational maintenance materials – direct purchase, of BRL 22.4 million, owing to the payment to the supplier Siemens Energy relating to materials from Mauá 3 TPP, with no corresponding entry in 2020 .
Services	-62,301	-117,155	-46.8	The variation is mainly due to: (i) a BRL 64.9 million reduction in the following expenses: (a) hired administrative labor, of BRL 5.7 million;
				(b) rental of assorted vehicles at BRL 3.5 million; (ii) an increase in the reduction accounts relative to Cofins and Pasep credits, at BRL 45.8 million and BRL 9.9 million, respectively, owing to the reclassification of the activation of Pis/Pasep credits of Tucuruí HPP, performed in 2021, with no corresponding entry in 2020. These positive variations cause a reduction in the group’s realization; partially offset by (ii) an increase of BRL 9.9 million in: (a) driver services of BRL 6 million, since, in 2020, the contracts were suspended due to the pandemic, and only resumed in 2021; (b) IT technical service - software, at BRL 3.9 million, since it was not carried out in November 2020, and in November 2021 there was payment of the installments of the agreement with SAP for the provision of services in the systemic merger of AmGT by Eletronorte.
Agreed Dismissal Plan/PAE (Provision)	0	-17,476	-100.0	-
Other	-156,157	-104,913	48.8
Donations and Contributions	-1,418	-13,431	-89.4	The variation is mainly due to the reduction in the following expenses:
(i) contribution to CEPEL, of BRL 7.7 million, since there was no disbursement higher than the percentage established in Law 9991/2000, which is 0.4% of net operating revenue;
(ii) donations and contributions pertaining to COVID-19, of BRL 4 million, as there was no realization in 2021;
				(iii) contributions to ONS, of BRL 460 thousand, as in 2020 there was a greater need (for payment of personnel) within the three-year budget approved.
Other Operating Expenses	-154,739	-91,482	69.1	The variation is mainly due to: (i) increase in the following expenses:
(a) BRL 39.2 million in losses on the deactivation of assets and rights, relating to the write-offs of projects for not having continuity, according to the work to sanitize the fixed assets in progress at Eletronorte carried out in 2021;
(b)  BRL 5.7 million in taxes and compulsory fees pertaining to AmGT’s Digital Tax Bookkeeping;
(c) BRL 4.4 million in insurances for facilities, equipment, and inventories.

				Also noteworthy was the (ii) reduction in expense recovery (reduction account), of BRL 13.9 million, relating to the activation of PIS and COFINS credits. The effect of this negative variation is to increase the group’s realization.
TOTAL PMSO	-628,431	-593,588	5.9

Operating Costs - BRL Thousand	4Q21	4Q20	Variation (%)
Energy Purchased for Resale	27,229	-261,430	-110.4	The variation is mainly due to: (i) variation in the short-term market, as there was a 44% decrease in the sale of bilateral agreements (3,102 MWmed X 1,746 MWmed), which resulted in surplus energy to be settled in 4Q21. In 4Q20, on the contrary, there was a deficit of 196 MWmed; (ii) Reduction in the expense of BRL 20 million due to the 75% reduction in PLD (4Q20: BRL 462/MWh x 4Q21: BRL 117/MWh), partially offset by (iii) an increase of BRL 39 million in costs of the agreements to purchase subsidiary AmazonasGT, merged in July/21 by Eletronorte, resulting from the contractual adjustment of the PIEs based on the IGPM index, which, in Nov/21, showed an accrued increase of 22%; and adjustment of the agreements of the Upcountry PIEs based on IPCA index, which, in Nov/21, was 11%.

Charges on Electricity Grid Use	-210,653	-176,473	19.4	The variation is mainly due to the adjustment based on IPCA index, approximately 8%, relative to the charges for the use of the transmission and distribution system. In addition, there was an accounting in the period of BRL 13 million arising from ancillary expenses for the Purchase of Energy associated with Charges for Use of the Electric Distribution Grid.
Construction Expense	-64,728	-44,013	47.1	The variation is mainly due to the increase in transmission construction revenue (margin excluded).
				In this case, the construction expense is higher due to the adjustment entries necessary after the Tariff Review (most of the adjustments were made in July, however, additional adjustments were made in December).
Fuel	-182,928	-589,212	-69.0	The variation is mainly due to: (i) reduction of BRL 476.7 million, referring to PIS/CONFINS fuel entries, especially:
a) reduction of BRL 473.1 million, non-recurring, referring to the adjustment of extemporaneous credit entry of the PIS/COFINS calculation of AmGT in the years 2015 to 2020. In 4Q21, the amount of BRL 1.01 billion was recorded as a credit (assets) of PIS/COFINS, in addition to a supplementing provision (liabilities) of PIS/COFINS amounting to BRL 545.6 million, providing that a net adjustment between calculated credits and liabilities of the same nature was performed as a non-recurring entry; b) decrease of BRL 115.4 million in the fuel account, relating to the PIS/COFINS credit entry on fuel (increase in consumption leads to an increase in credit); Partially offset by c) an increase of BRL 111.8 million relative to the reclassification of tax credits (PIS/COFINS) from undue entries, which occurred in September 2021, which were reclassified in December 2021, as a non-recurring entry; (ii) increase of BRL 70.9 million, relating to a 12% increase in the purchase of natural gas in 4Q21, despite the maintenance of volume close to that of 4Q20, as a result of an annual contractual adjustment in November/2021, of the molecule installments, as well as the distribution margin of Cigás, which make up the price of natural gas, according to the IPCA variation over the past 12 months; (iii) an increase of BRL 2.4 million, relating to the reversal of ICMS credit on sales of energy produced by Mauá 03 TPP, owing to the plant’s consumption of natural gas. The reversal occurs because the sale is outside the State of Amazonas, and thus is exempt from ICMS;
(iv) Improvement of BRL 4.7 million referring to generator set rental, a non-recurring item, recorded in the period of 2020 and reclassified in the same period in 2021;
				(vi) Worsening of BRL 2.1 million in ancillary expenses for Ship or Pay and Take or Pay.
(-) Recovery of Expenses - Grant Received	320,008	328,949	-2.7	The variation is mainly due to the reduction in the accumulated value, that is, 4Q20 recorded 3 months, while 4Q21 recorded only 2 months of CCC. The fact is, as a result of the non-payment by CCC of the preliminary reimbursement of natural gas for the month of November/2021, which should have occurred in December/21, but which only occurred in January/22. Thus, it was not possible to record this revenue in the accrual basis of 2021.
Depreciation and Amortization	-319,531	-135,729	135.4	The variation is mainly due to an increase in:

(i) BRL 171.7 million in Amortization, of which BRL 171.1 million is due to the extension of the concession of the HPPs resulting from the renegotiation of hydrological risk, which resulted in the recognition of an intangible asset that is being amortized, with no corresponding entry in 2020;

				(ii) BRL 12.1 million of Depreciation.
TOTAL Operating Costs	-430,603	-877,908	-51.0

Operating Provisions - BRL Thousand	4Q21	4Q20	Variation (%)
Operating Provisions	-253,170	-325,448	-22.2	The setting aside of the provision in 4Q21: (a) Provision: (i) Provision for PCLD, in the total amount of BRL 259.4 million, especially the provision of BRL 444 million for Amazonas Energia, due to renegotiation with independent producers (PIE) in 2021, partially offset by a net reversal of a provision made to CEA at BRL 156.7 million.
(ii) Provision for Contingencies, in the total amount of BRL 63.6 million, especially labor claims: (b.1) provision of BRL 81.3 million for labor claims, in which: BRL 25.5 million in labor disputes in AC/RO; BRL 21.4 million in labor disputes in the Federal District; BRL 10 million in labor disputes in the PA and BRL 24.4 million in others. (b.2) reversal of BRL 17.7 million, chiefly: BRL 7.2 million in TUC labor disputes; BRL 4.7 million in labor disputes in AM/RR;
  (c) Provision for Others, in the total amount of BRL 44.8 million; (d) Provision for investment losses, in the total amount of BRL 36.7 million, referring to the sale of NBTE; (e) Provision for judicial deposits in the amount of BRL 21.5 million, owing to adjustments in the amounts of judicial deposits of Amazonas G&T, merged into Eletronorte, partially offset by (ii) Reversal: (a) Reversal of PCLD CEA ( sale of assets) in the amount of BRL 143.2 million; (b) Reversal of third-party services of BRL 29.2 million; (c) Reversal of onerous contracts at BRL 515 thousand from Coaracy Nunes HPP.

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DFR - Superintendent’s Office of Investors Relations Market Letter - Annex II - 4Q21 Financial Information of Subsidiaries
Financial Income - BRL Thousand	4Q21	4Q20	Variation (%)
Financial Revenue	717,584	147,566	386.3
Revenue from Financial Investments	68,513	16,806	307.7	A variation of BRL 51.7 million over the period resuls from:
				(i) increase in the average volume of financial investments over the period (4Q20: BRL 1.4 billion x 4Q21: BRL 3.2 billion); and (ii) higher profitability of Eletronorte’s portfolio investments in the period (4Q20: 0.84% x 4Q21: 1.04%).
Energy Late Payment Addition	71,681	11,963	499.2	The variation is mainly due to an increase in:
(i) BRL 44.8 million in interest entries from the new ICD - debt confession instrument, entered into in 2021 with Amazonas Energia;
(ii) BRL 11.6 million in miscellaneous interest entries (sales of energy and provision of services);
(iii) BRL 3.2 million in charges on miscellaneous customers (CEA, Roraima, CGTEE).

Inflation Adjustment on Assets	16,452	36,895	-55.4	The variation is mainly due to:
(i) decrease of BRL 31.3 million:
(a) BRL19.8 million in PIS/COFINS taxes on revenue;
(b) BRL 11.5 million in variation on energy supply;

				On the other hand, there was (ii) an increase of BRL 10.9 million in other credits (CCEE adjustments, rents, fines, judicial deposits).
Earnings on Derivatives	194,989	-885	22,132.7	The variation is due to (i) variation of LME - London Metal Exchange over the period. The contract with Albras provides for an energy sale price plus the payment of a premium, which varies in consideration of the aluminum price on LME, quoted in dollars. Derivatives are accounted for on a monthly basis, providing that LME may increase/decrease in the quarter and still record earning/loss among the months, respectively, as occurred in 4Q21. This is because, among the months of 4Q21, LME recorded a decrease, although in the quarter LME price increased (4Q20: USD 1,850 x 4Q21: USD 2,822);
Other Financial Revenues	365,949	82,787	342.0	The variation is mainly due to: (i) an increase of BRL 350 million resulting from a Debt Renegotiation Agreement with Eletrobras, relative to the payment of dividend payment obligations from previous years, partially offset by (ii) reduction of BRL 66 million in ICD adjustments in Amazonas contracts, entered in 2020, with no corresponding entry in 2021.
Financial Expenses	-694,308	29,380	2,463.2
Debt Charges - Loans and Financing	-128,296	-62,815	104.2	The variation is mainly due to the increase in the following accounts:
(i) BRL 34.5 million in interest;
(ii) BRL 26 million in debentures due to the end of the grace period; and
				(iii) BRL 5 million in charges of loans with Eletrobras.
Charges - Leasing	-104,600	-84,257	24.1	The variation is mainly due to the increase in the balance subject to the accounting of Leasing Contracts (IFRS 16), chiefly PIE’s contracted in Amazonas. In this account, the interest components and adjustments of leasing contracts of the thermal plants of Amazonas are recorded, with a value annually adjusted based on IGP-M.
Charges on Shareholders’ Compensation	-19,335	-3,407	467.5	The variation is mainly due to the balance of dividends paid in October 2021.
In October/21, BRL 1.2 billion was paid, with this, the deviation from the adjustment of charges in this month was BRL 18 million.
				In the other months, the updates had small deviations between the years.
Inflation Adjustment on Liabilities	-174,453	-80,196	117.5	The variation is mainly due to: (i) an increase of BRL 143.9 million in the following accounts: (a) BRL 110.3 million of negative variation in the base of civil judicial deposits, due to the adjustment index applied (savings) by Eletronorte and applied by the market (TR); (b) BRL 23.2 million in variations on other debts, especially inflation adjustments on judicial deposits and liabilities with the Parent Company; (c) BRL 10.4 million in variation on current liabilities, offset by the reduction of (ii) $ 49.6 million in: (a) BRL 22 million in debt charges with Eletrobras; (b) BRL 20.1 million of inflation adjustment on contingencies; (c) BRL 7.4 million in variations on debt charges.
Exchange Rate Change on Liabilities	-7,577	29,524	125.7	The variation is mainly due to:
(i) increase of BRL 38.7 million adjustment of financing agreements with Eletrobras indexed to Dollar and Yen;
				(ii) reduction of BRL 1.7 million in the exchange rate change in Aparecida TPP materials contract.
Losses on Derivatives	-153,727	276,506	155.6	The variation is mainly due to: (i) variation of LME - London Metal Exchange over the period. The contract with Albras provides for an energy sale price plus the payment of a premium, which varies in consideration of the aluminum price on LME, quoted in dollars. Derivatives are accounted for on a monthly basis, providing that LME may increase/decrease in the quarter and still record earning/loss among the months, respectively, as occurred in 4Q21. This is because, among the months of 4Q21, LME recorded a decrease, although in the quarter LME price increased (4Q20: USD 1,850 x 4Q21: USD 2,822).
Other Financial Expenses	-106,320	-45,975	131.3	The variation is mainly due to: (i) Increase of BRL 68.5 million in the following accounts: (a) BRL 30.8 million of losses on investments (reclassification in October/21, these amounts were in the financial investments account); (b) BRL 25.5 million relative to the recognition of loss to adjust the debt balance of the negotiation with CEA; (c) BRL 9 million of debt adjustments with El Paso (credit write-off due to the agreement with El Paso); (d) BRL 3.9 million in late payment charges. On the other hand, (ii) a reduction of BRL 8.1 million in the following accounts: (a) BRL 7.8 million in fines; (b) BRL 360 thousand in IOF.
Financial Income	23,276	176,946	-86.8

Equity Interests (Equity Method) - BRL Thousand	4Q21	4Q20	Variation (%)
Equity Interests (Equity Method)	-6,937	5,479	-226.6	The variation can be explained mainly by:
(i) SINOP: negative variation of BRL 52 million. The 2020 income considered the reversal of the impairment provision, in the amount of BRL 242 million, while, in the 2021 income, there was an entry of an impairment provision in the amount of BRL 96 million, mainly due to the increase in the rate of discount from the previous year’s test.
(ii) NBTE: negative variation of BRL 16 million. SPE went through a sale process concluded in the 3rd quarter of 2021 and since then its results are no longer included in the equity income, partially offset by
(iii) NESA: positive variation of BRL 47 million, which can be mainly explained by the adjustment of ACR contracts and by the reduction of expenses with the purchase of energy to restore the ballast.
				(iv) EAPSA: positive variation of BRL 6 million, mainly due to the adjustment of contracts in ACR;

Income Tax and CCSL - BRL Thousand	4Q21	4Q20	Variation (%)
Current IR and CSLL	-276,653	-168,322	64.4	The variation is mainly due to:
(i) Net income before taxes in 4Q21 was BRL 303 million (30%) higher than the same period in 2020; (ii) Additions, in 4Q21, increased 250% compared to 2020; (ii) On the other hand, exclusions in 4Q21 were BRL 1.3 billion higher than in 4Q20, mainly driven by the exclusion due to the write-off of provision for civil contingencies amounting to BRL 612 million.
				(iii) Thus, taxable income in 4Q21 was 137% higher than LALUR in 4Q20, justifying the increase in tax expenses over the period.
Deferred IR and CSLL	-293,265	-96,948	202.5	The variation is mainly due to: (i) increase, in 4Q21, of deferred charges on write-offs and reversals of provisions, mainly relating to civil contingencies in the amount of BRL 208 million.
Tax Incentives	229,402	72,749	215.3	The variation is mainly due to: (i) Net income before IRPJ, the starting point of exploration income, in 4Q21, changed positively by 30% vis-à-vis 4Q20, that is, going from BRL 1 billion in 2020 to BRL 1.3 billion in 2021; (ii) Profit from exploration in 4Q21 totaled BRL 1.2 billion x BRL 377 million in 4Q20, with the amount of tax incentive in 4Q21 limited to the amount of the provision for IRPJ.

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DFR - Superintendent’s Office of Investors Relations Market Letter - Annex II - 4Q21 Financial Information of Subsidiaries
CGT ELETROSUL

The Company, as a result of the guidelines of Circular Letter CVM/SNC/SEP 04/2020, issued on December 1, 2020, performed the remeasurement of its transmission assets - RBSE as of 4Q20, until then classified as financial assets, for contract assets, as provided in CPC 47/IFRS 15 – Revenue from Customer Contracts. And, thus, there were reflections in the presentation of transmission revenues and in the adjustment to fair value of RBSE in the financial income.

Analysis of Income

The Company posted in 4Q21 an income of 108.5% below that recorded in 4Q20, going from a profit of BRL 1,471 million in 4Q20 to a profit of BRL 125 million in 4Q21, mainly due to the factors described below.

Operating Revenue

The Net Operating Revenue posted an increase of 34.8% in 4Q21 compared to 4Q20, going from BRL 767 million in 4Q20 to BRL 1,034 million in 4Q21. The variations of each revenue account are detailed below:

Gross Revenue - BRL Thousand	4Q21	4Q20	Variation (%)	Analysis
Generation	479,735	296,556	61.8
Supply	457,816	266,057	72.1	The variation is mainly due to: (i) an increase of BRL 205.1 million in ACR revenue, offset by a reduction of BRL 13.1 million in ACL revenue. The increase in ACR revenue is mainly due to factors connected to TPP Candiota III, namely: (a) increase of BRL 61 million related to the provision of reimbursement for inflexibility occurred in 4Q20 and which was not repeated in 4Q21; (b) reduction in reimbursement for unavailability in the period, resulting in a BRL 78.9 million increase in revenue; and (c) an increase of BRL 47.1 million in this plant’s varying revenue; (ii) an 8.7% increase in the prices of sales agreements in this ACR environment, which added BRL 20.8 million to revenues; offset by the (iii) reduction in the amount sold from 448 MWm in 4Q20 to 443 MWm in 4Q21, which reduced revenue by BRL 2.7 million; (iv) In the ACL, the decrease in revenue of BRL 13.1 million is due to: (a) a negative variation of 12% in the average sales price, representing a reduction of BRL 20.6 million in revenues; mitigated by (b) an average increase of 18 MW in energy sold, resulting in a gain of BRL 7.5 million in revenues.
Short Term Market (CCEE)	21,919	30,499	-28.1	The variation is mainly due to: (i) 62% reduction in PLD (from BRL 353 / MWh in 4Q20 to BRL 135 / MWh in 4Q21), corresponding to a negative variation of BRL 0.8 million; the (ii) reduction of 12 MWm in energy settled (from 45 MWm in 4Q20 to 33 MWm in 4Q21), which reduced revenue by BRL 7.8 million; and (iii) other variations caused by other market accounting effects.
Transmission	637,493	544,613	17.1
Revenue from Operation & Maintenance – Renewed Lines	165,828	179,367	-7.5	The variation is basically due to: i) Lower prepayment apportionment by -BRL 2 Million ii) The Basic Network Calculation Adjustment Installment presented a higher discount in 4Q21 of 2021 at -BRL 4 Million iii) Other positive and negative variations result from accounting adjustments to adapt to CVM criteria (Official Letter CVM/SNC/SEP/No. 04/2020) and various regulatory effects.
Revenue from Operation & Maintenance	78,588	64,672	21.5	The variation is mainly explained by: (i) Restatement of Concession Agreements 010/2005 and 004/2004 in accordance with the IGPM index for the 2021/2022 cycle, of approximately 37%; (ii) For all other agreements, the restatement in accordance with the IPCA index was approximately 8%.
Financial - Return on Investment - RBSE	118,347	92,486	28.0	The variation is mainly explained by: (i) as a result of the reprofiling of RBSE, according to REH 2849/2021, which postponed the receipt relating to such assets, an increase of BRL 238 million was recognized in the value of the asset in 2Q21, therefore increasing the balance and, as a result, the financial revenue.
Revenue from Construction	120,442	56,452	113.4	The variation is mainly due to: (i) increased volume of transmission projects being built by the company in 4Q21, totaling BRL 109.6 Million, compared to the same period in 2020 with BRL 52.4 Million. The investments are connected to Aneel’s authorizing resolutions, and to improvements made to the existing system.
Contractual Revenue - Transmission	154,288	151,636	1.7	The variation is mainly due to the following reasons: i) Variation in the IGPM indexes of 3.1% in 4Q20 and 2.9% in 4Q21, and IPCA, with 1.5% in 4Q20 and 7.6% in 4Q21; (ii) As of Sep/21, SPE FOTE was merged, which led to an impact on this item of BRL 10.2 million in 4Q21; and (iii) variation in the balance of contractual assets due to adjustments resulting from tariff reviews consolidated in ANEEL Resolution No. 2895/2021, recorded in Jun/2021.
Other Revenues	15,438	19,784	-22.0	The variation is mainly explained by: (i) Until 3Q20, due to the merger and the Covid-19 pandemic, there was a delay in the updating of registration data at CGT Eletrosul, which made it impossible to bill telecom services and operation and maintenance. This situation was regularized in 4Q20, and the blocked amounts were billed on an accumulated basis. Thus, in 4Q20 the amount spent on these services was BRL 5.2 million higher than in the same period in 2021; (ii) On the other hand, sales of ash from Candiota III TPP were BRL 1 million higher in 4Q21 than in 4Q20, a period in which UTE was under maintenance and did not generate ash for sale, and, (iii) the rest of the deviation is explained by the lower realization of BRL 0.2 million (in 4Q21) of operations and maintenance engineering services compared to 4Q20, due to the termination of contracts.
Deductions from Operating Revenue	-98,685	-94,155	4.8	The variation is mainly due to: (i) increase in CFURH by 0.7 million due to higher production of Hydroelectric Power Plants in 2021, (ii) increase in RGR of BRL 1 million in 4Q21 impacted by the application of IPCA and IGPM on non-renewed concessions and the merger of FOTE as of Aug/21, (iii) BRL 2 million growth in R&D charges as the calculation base in 4Q20 was impacted by the effects of the plant’s unavailability and inflexibility of Candiota plant on the generation revenue, (iv) an increase of BRL 0.8 million relative to Proinfa, however in regard to the latter the company is only the transferor of the charges payable by the system accessor under the concession of CGT Eletrosul.
ROL	1,033,981	766,798	34.8

17

DFR - Superintendent’s Office of Investors Relations Market Letter - Annex II - 4Q21 Financial Information of Subsidiaries
Operating Costs and Expenses

The Operating Costs and Expenses posted an increase of 18.4% in 4Q21 compared to 4Q20, going from BRL 528 million in 4Q20 to BRL 625 million in 4Q21, with the variations below:
	-1,118,787	-961,145	16.4
PMSO - BRL Thousand	4Q21	4Q20	Variation (%)	Analysis
Personnel	-137,367	-161,082	-14.7	The variation is mainly due to: (i) the increase relating to the application of the 2020 and 2021 ACTs, annual supplementary bonus, merits, and career progression had an impact of BRL 11.2 million between the periods, (ii) adjustment of food benefits by IPCA applied in Nov/21 relating back to May/21 had an impact of BRL 2.3 million, a non-recurring effect of BRL 1.5 million; (iii) Adoption of the prepaid Health Insurance, in Oct/21, which generated a concentration of expenses throughout 4Q21, with the remaining payables of the previous postpaid plan and the monthly fees of the new modality, with a total impact of BRL 6.1 million, being a recurring effect. On the other hand, there was: (iv) provision of BRL 52.9 million and reversal of BRL 2 million referring to PLR in Dec/20, while in Dec/21 there was a provision of BRL 42.7 million and reversal of BRL 30 million, that is, a reduction of BRL 38.1 million between the periods. The reversals result from the difference in the amount set aside as a provision and its effective payment in the following year; (v) Reduction of 19% relative to employees on vacation, resulting in a reduction of BRL 0.9 million; (vi) Adjustments relating to Complementary Pension of BRL 1.3 million in 2020 and without occurrence in 2021, and (vii) adjustments in provisions in order to fix the retroactivity accrual basis of ACT 2021, with an impact of reducing expenses by BRL 2.2 million in 4Q21.
Material	-30,445	-9,505	220.3	The variation is mainly due to: (i) in 4Q20, the Candiota plant remained in shutdown in October and November, resulting in lower consumption of Lime and supplies connected to the production of power, providing that such asset accounts for about 90% of the company’s material consumption. (ii) In Nov/20, PIS/Cofins credits were entered at BRL 3 million relating to previous months, mainly connected to inputs used by Candiota Power Plant.
Services	-51,234	-46,798	9.5	The variation is mainly explained by: (i) Operational maintenance services increased by BRL 4.6 million due to the operation at full capacity of the Candiota power plant, which requires services associated with its maintenance and conservation; (ii) an increase of BRL 2.3 million due to legal consulting services from international law firms specializing in international arbitration proceedings, and (iii) consolidation of SPE’s, reducing the amount by BRL 2.4 million, providing that some services started to be merged into CGT Eletrosul.
Other	34,332	-14,725	-333.2
Donations and Contributions	-601	285	310.9	The variation is explained by: (i) expenses with annual payments and contributions, donations linked to the service granted, CEPEL contribution, ONS, and other corporate actions without tax incentives are recorded in this item. In 4Q21, expenses refer mainly to CEPEL and ONS contributions. (ii) In 4Q20, reclassifications of expenses relating back to previous quarters were carried out, resulting in the positive value (Credit) found.
Other Operating Expenses	34,933	-15,010	-332.7	The variation is mainly explained by: (i) higher expense recoveries in 4Q21 of BRL 18.8 million, especially the receipt of insurance claims in the amount of BRL 12.9 million; (ii) reversal in 4Q21 of reimbursement of energy from Candiota III TPP for the years 2012 and 2013 in the amount of BRL 16.5 million, and (iii) recognition in 4Q21 of capital gains in the amount of BRL 29.4 million of TSLE’s interest, being a non-recurring effect.
TOTAL PMSO	-184,714	-232,110	-20.4

Operating Costs - BRL Thousand	4Q21	4Q20	Variation (%)
Energy Purchased for Resale	-167,281	-155,857	7.3	The variation is mainly due to: (i) the 9.3% increase in the average purchase price, in accordance with contractual rules, due to the impact of inflation (IPCA) over the period, increasing the cost by BRL 16 million; offset by (ii) a reduction of 8.4 MWm in the quantity purchased (from 381 MWm in 4Q20 to 372 MWm in 4Q21), resulting in a reduction of BRL 4.2 million in cost; (iii) negative variation in energy purchased in MCP and tax and financial effects of PIS/COFINS discount of around BRL 0.4 million.
Charges on Electricity Grid Use	-15,655	-13,470	16.2	The variation is mainly due to: (i) adjustment of tariffs for the use of the transmission system determined by ANEEL Ratification Resolution No. 2896/2021 (2021/22 cycle), with an average increase in charges for the basic network by 12.5% from Jul/21 on; and (ii) adjustment of tariffs for the use of the distribution system with specific dates for each distributor.
Construction Expense	-121,163	-56,505	114.4	The positive variation is due to: (i) result of the volume of investments in transmission projects in 4Q21 (BRL 109.6 million) compared to the volume realized in 4Q20 (BRL 52.4 million) connected to Aneel’s authorizing resolutions and to the improvements to the existing system.
Fuel	-84,881	-16,795	405.4	The variation is mainly due to: (i) lower fuel consumption in 4Q20, due to the repairs carried out at Candiota III TPP in October and November; (ii) in 4Q21, Candiota III TPP presented an average generation of 271.08 MWh, which is the reason why there was increase in coal consumption; (iii) a 27% increase in prices as of April/2021; and (iv) in 4Q21, BRL 29.0 million of expenses were recognized due to adjustments in the coal inventory, mostly owing to tailings resulting from the jigging that were recalculated for purposes of appropriateness of stocks.
(-) Recovery of Expenses - Grant Received	10,015	9,222	8.6	The variation is mainly due to: (i) in 4Q21, the Candiota power plant operated normally and, therefore, the recovery was as expected for the period, however the reimbursement, in 2021, was affected by the long plant shutdown in the second half of 2020, which affected the reimbursement calculation for that year. (ii) In 4Q20, the plant remained in maintenance over the months of October and November, being resumed only in December, however the reimbursement level in 2020 was higher, thus helping reduce the variation between the periods.
Depreciation and Amortization	-61,021	-62,268	-2.0	Variation is mainly due to: (i) amortization of assets between periods, reducing the amount to be depreciated.
TOTAL Operating Costs	-439,986	-295,673	48.8
		-144,313
Operating Provisions - BRL Thousand	4Q21	4Q20	Variation (%)
Operating Provisions	-494,087	-433,362	14.0	In 4Q201 (i) Contingencies had a greater share in provisions, with BRL 356.9 million. Of these, labor contingencies have greater weight, with a result of (BRL 348.8 million) in 4Q21, explained by the adjustment of the value of several individual processes and the remeasurement and reclassification work of processes (carried out by a hired firm) occurred in 4Q21; (ii) Also in 4Q21, provisions were set up (BRL 35 million) for the decommissioning of plants and a provision of (BRL 126.3 million) relative to coal inventories, given the prospect of non-recoverability until the end of the current contract; (iii) Still in 4Q21, there was recognition of an actuarial liability of (BRL 43.8 million); (iv) Provision of PCLD of (BRL 10.8 million) relating to the onerous transfer of engineering studies and projects to third party, referring to the concession subsequently declared expired; (v) reversal of investment loss in SPE ESBR, in the amount of BRL 61.2 million, and, lastly, (vi) There was an impairment movement, reversal of BRL 17.9 million of Candiota III TPP,

18

DFR - Superintendent’s Office of Investors Relations Market Letter - Annex II - 4Q21 Financial Information of Subsidiaries
Financial Income - BRL Thousand	4Q21	4Q20	Variation (%)
Financial Revenue	29,903	103,357	-71.1
Revenue from Financial Investments	23,103	8,432	174.0	The variation is mainly due to: (i) an 11.1% increase in the average balance of available funds and securities, and (ii) the average profitability on investments rising from 0.672% in 4Q20 to 1.067% in 4Q21, factors that jointly increased the income from financial investments over the last period.
Inflation Adjustment on Assets	8,656	0	-	The variation is due to: (i) transfer of inflation adjustments on judicial deposits previously accounted for in other financial revenues. In 4Q21, balances from previous quarters of 2021 were transferred in the amount of BRL 6.5 million. The remainder is due to the amounts for the quarter itself already accounted for under this item.
Exchange Rate Change on Assets	54	76,861	-99.9	The variation is due to: (i) in 4Q20 the real appreciated significantly against the dollar and euro, from BRL 5.64 to BRL 5.20 and from BRL 6.61 to BRL 6.38, respectively. In 4Q21, the real depreciated against both currencies.
Other Financial Revenues	-1,910	18,064	-110.6	The variation is due to: (i) in 4Q20, BRL 15.7 million was calculated referring to inflation adjustment on energy given the high balance in CEEE in that period, while in 4Q21 it was only BRL 65 thousand. (ii) In 4Q21, BRL 7.4 million of balances relative to inflation adjustment on judicial deposits were transferred to the item of inflation adjustment under assets, of which BRL6.5 million refers to previous quarters.
Financial Expenses	-106,123	-123,188	-13.9
Debt Charges - Loans and Financing	-52,429	-36,056	45.4	The variation is mainly due to: (i) funding of BRL 700 million in debentures between the periods that increased interest on debentures by BRL 16 million. (ii) Other financing posted an increase in charges, however these were due to the increase in indices linked to contracts, mainly SELIC and CDI. (iii) Offset by lower interest from the FIDC contract, given the high amortization of this contract throughout 2021.
Debt Charges - Suppliers	-2,278	-1,453	56.8	The variation is mainly due to: (i) variation of CDI between the periods of 291%, offset by the reduction, due to amortization, of the installment of Energy not paid by CGT Eletrosul to Eletronorte in 2019, with a payment being made in 36 installments, since July/20;
Charges - Leasing	-1,011	-1,100	-8.1	Small variation, with no materiality and arises from: (i) the spread between the discount rate adopted, (ii) contract update indexes, and (iii) their balance.
Charges on Shareholders’ Compensation	-2,993	0	-	The variation is mainly due to: (i) the amount of dividends and interest on equity payable of BRL 235 million in 4Q21, while in 2020 the dividends were paid in September.
Inflation Adjustment on Liabilities	-28,855	-30,705	-6.0	The variation stems from: (i) variations on loans, financing, and debentures, from BRL 19.4 million to BRL 36.1 million, mainly due to debentures given the funding of BRL 700 million between 4Q20 and 4Q21. The inflation adjustment on the debentures alone grew by BRL 18.2 million in the period. (ii) In 4Q20, the inflation adjustment on contingencies reached BRL 7.2 million, while as of 4Q21 these expenses are recorded in operating provisions, together with legal contingencies. Additionally, BRL 20.7 million was transferred for contingencies of the amounts referring to previous quarters, and (iii) in Oct/21 the company’s financial revenue was negative by BRL 9.1 million due to changes in interest rates in the market and, therefore, was recorded under this item.
Exchange Rate Change on Liabilities	-10,508	-33,673	-68.8	The variation is due to: (i) in 4Q21 the real depreciated against the dollar and euro, going from BRL 5.44 to BRL 5.58, and from BRL 6.30 to BRL 6.32, respectively. In 4Q20, the real appreciated against both currencies.
Other Financial Expenses	-8,049	-20,201	-60.2	The variation is mainly explained by: (i) Bank guarantees showed a variation of BRL 8.5 million lower in 4Q21, compared to the same period in 2020; (ii) In 4Q20, inflation adjustments on contingencies were recorded under this item, while as of 4Q21 they are recorded under the item of inflation adjustment. In 4Q20, it reached the amount of BRL 7.2 million, and, (iii) In 4Q20, adjustments were made to premium amortization entries on the purchase of interests, which reduced expenses by BRL 3.4 million
Financial Income	-76,220	-19,831	-284.3
		-56,389
Equity Interests (Equity Method) - BRL Thousand	4Q21	4Q20	Variation (%)
Equity Interests (Equity Method)	-13,859	-19,850	30.2	The variation is mainly explained by: (i) SPE ESBR showed an improvement of BRL 18.1 million in the income of 4Q21 vis-à-vis 4Q20, largely due to the seasonality factor of the Physical Guarantee (GF), the allocation of energy within the scope of MRE (GSF), the net contractual position (buy - sell) of ESBR, and the spot market prices (PLD). Also noteworthy is the renegotiation of GSF; (ii) The income of SPE Teles Pires was BRL 0.95 million lower in 4Q21 compared to 4Q20; (iii) The equity income of TSLE Transmission SPE was BRL 6.6 million lower than in 4Q20, mainly due to the reclassification of 4Q20 income, given the Official Letter CVM/SNC/SEP 04/2020, which improved the income of that period; (iv) SPE FOTE was merged into CGT Eletrosul in 3Q21 and in 4Q20 it posted a equity income of BRL 4.6 million.
		0
Income Tax and CCSL - BRL Thousand	4Q21	4Q20	Variation (%)
Current IR and CSLL	11,474	-11,453	-200.2	The variation is mainly due to: (i) in 4Q20, the company posted a Tax Profit of BRL 54 million, which after using credits, in the amount of BRL 16 million, incurred the relevant payment, while in 4Q21 the company did not present tax profit, upon impact of other factors such as financial income, which had a negative variation of BRL 56.4 million and an increase in expenses with purchase of energy, fuel for the production of energy, and materials due to the operation of the Candiota power plant which, in October and November of 4Q20, was inoperative. It should be noted that part of the impact on returns resulting from the shutdown of this plant in 4Q20 was felt only during the first half of 2021.
Deferred IR and CSLL	37,597	1,714,515	97.8	The variation is due to: (i) in Dec/20, a study was carried out that revealed the future recoverability of the tax credit arising from losses accumulated in previous years. As a result, deferred tax credits under assets in the amount of BRL 1.53 billion were recorded in 4Q20.
Minority Interest	810	2,167	-62.6	The variation is due to: (i) reflections of the minority interest in the consolidation of investee SPE Livramento, in which CGT Eletrosul holds 78%.

19

DFR - Superintendent’s Office of Investors Relations Market Letter - Annex II - 4Q21 Financial Information of Subsidiaries
ELETRONUCLEAR

Analysis of Income

The Company posted in 4Q21 an income of 46.4% below that recorded in 4Q20, going from a loss of BRL 105 million in 4Q20 to a loss of BRL 154.8 million in 4Q21, mainly due to the factors described below.

Operating Revenue

The Net Operating Revenue posted an increase of 28.6% in 4Q21 compared to 4Q20, going from BRL 773 million in 4Q20 to BRL 994 million in 4Q21. The variations of each revenue account are detailed below:

Gross Revenue - BRL Thousand	4Q21	4Q20	Variation (%)	Analysis
Generation	1,133,202	881,030	28.6
Supply	1,133,202	881,030	28.6	The variation is mainly due to: in 4Q21 (i) lower fixed revenue from the Angra 1 and 2 power plants by -8.1%, according to ANEEL Ratification Resolutions No. 2821 and 2661/2019, of which +BRL 856.1 million in 4Q21 and +BRL 931.6 million in 4Q20, due to the adjustment made by ANEEL relating to nuclear fuel; (ii) reversal of negative energy deviation estimated until 3Q21 in the amount of +BRL 277.1 million, since ANEEL, through Order No.3155 authorized ONS to disregard operating unavailability or restrictions in generation assets demonstrably associated solely and exclusively with the Covid-19 pandemic. This entire reversal is non-recurring as it refers to previous periods; on the other hand, in 4Q20 (iv) there was recording of negative energy deviation from 4Q20 and 3Q20 in the net amount of -BRL 50.5 million.
Other Revenues	45	280	-83.9	The variation is mainly due to: (i) revenue from leniency agreement in the amount of +BRL 1 thousand in 4Q21, being +BRL 210 thousand in 4Q20; (ii) income from rents from several tenants in Eletronuclear’s properties in the amount of +BRL 44 thousand in 4Q21, being +BRL 70 thousand in 4Q20.
Deductions from Operating Revenue	-138,817	-107,926	28.6	The variation is mainly due to: (i) deviation proportional to revenue.
ROL	994,430	773,384	28.6

Operating Costs and Expenses

The Net Operating Revenue posted an increase of 52.4% in 4Q21 compared to 4Q20, going from BRL 623 million in 4Q20 to BRL 950 million in 4Q21. Variations for each expense account are detailed below:
	-926,456	-608,640	52.2
PMSO - BRL Thousand	4Q21	4Q20	Variation (%)	Analysis
Personnel	-221,394	-155,663	42.2	The variation is mainly due to: in 4Q21 (i) recording of PLR in the amount of BRL 43.2 million, with no corresponding entry in 4Q20, given that there was no PLR in 2020; (ii) partial provision for the ACT salary adjustment of a portion of 4Q21, in the amount of BRL 14 million, considering an estimated increase in Rio/Angra base of 9.16%, providing that the salary adjustment resulting from ACT was not carried out at Eletronuclear; (iii) the partial replacement of third-party labor during plant shutdowns, and also due to the start of the operation of UAS (Dry Storage Unit), leading to higher expenses with additional payments (hazardous work, overtime, on call), in the amount of BRL 9.4 million.
Material	-7,944	-8,207	-3.2	The variation is mainly due to the following reasons: (i) variation in the usual consumption of materials, without relevant highlights.
Services	-85,891	-65,470	31.2	The variation is mainly due to: in 4Q21 (i) remaining costs from the shutdown of Angra 1 and 2 (1P26 / 2P17), in the amount of BRL 10.9 million with no corresponding entry in 4Q20; (ii) higher expenses with Staff Transportation in view of the resumption of in-person work, in the amount of BRL 3.8 million; (iii) Higher expenses with Information Technology Services in view of the company’s technological innovation in the amount of BRL 4.7 million;
Agreed Dismissal Plan/PAE (Provision)	2,351	4,819	51.2	The variation is mainly due to: (i) reversal of the provision for the use of the medical insurance of employees with contracts terminating in both periods.
Other	-279,733	-49,888	460.7
Donations and Contributions	0	191	100.0	The variation is mainly due to: (i) reclassification of ONS contributions to other operating expenses in the amount of +BRL 0.1 million in 4Q20 and without occurrence in 4Q21.
Other Operating Expenses	-279,733	-50,079	458.6	The variation is mainly due to: (i) write-off of nuclear fuel elements with no prospect of future use in the amount of -BRL 252.3 million, with no corresponding entry in 4Q20, owing to the location of oxidation in the fuel rods, during the shutdown process of the Angra 2 power plant for maintenance and refueling. This fact occurred over the shutdown period both in accounting year 2020 and accounting year 2021. These materials were under technical analysis, which at the end of the valuation, were found to be unfeasible for future use.; partially offset by (ii) write-off to results referring to Projects recorded in Fixed Assets in progress that will not be transferred to Fixed Assets in Service as they were discontinued in the amount of -BRL 29.5 million with no corresponding entry in 4Q21.
TOTAL PMSO	-592,611	-274,409	116.0
		-318,202
Operating Costs - BRL Thousand	4Q21	4Q20	Variation (%)
Charges on Electricity Grid Use	-50,013	-43,964	13.8	The variation is mainly due to: (i) a 12% increase in the Transmission cost (-BRL 3.8 million); (ii) a 19% increase in the Distribution cost (-BRL 2.2 million). In both cases the percentages consider equivalent tax credits.
Fuel	-155,584	-152,530	2.0	The variation was mainly due to: (i) despite the 6% drop in the consumption of fissile uranium equivalent (Kg Ueqv), being 325.883 Kg Ueqv in 4Q21 and 347.301 Kg Ueqv, in 4Q20, there was a difference in the price of purchase of fuel elements in different periods, causing a variation of 2%, since there was no shutdown of the power plant in both quarters.
Depreciation and Amortization	-152,003	-152,497	-0.3	The variation is mainly due to: (i) depreciation/amortization in view of the effect of time on the value of the company’s assets.
TOTAL Operating Costs	-357,600	-348,991	2.5
		-8,609
Operating Provisions - BRL Thousand	4Q21	4Q20	Variation (%)
Operating Provisions	23,755	14,760	-60.9	The variation is mainly due to: (i) greater reversal of the actuarial provision in the amount of +BRL 13.5 million, based on the actuarial report for each year; (ii) higher reversal of provision for labor contingencies in the amount of +BRL 2.6 million; partially offset by (iii) higher provision for civil contingencies, amounting to -BRL 7.6 million.

20

DFR - Superintendent’s Office of Investors Relations Market Letter - Annex II - 4Q21 Financial Information of Subsidiaries
Financial Income - BRL Thousand	4Q21	4Q20	Variation (%)
Financial Revenue	25,762	-86,796	129.7
Revenue from Financial Investments	159	14,045	-98.9	The variation was mainly due to: (i) gains in the amount of +BRL 12.8 million in investments in the exchange fund for Angra III Power Plant, with a balance on 12/31/20 of BRL 281.4 million, without corresponding entry in 4Q21.
Inflation Adjustment on Assets	1,042	463	125.1	The variation is mainly due to: (i) activa adjustments of judicial deposits in the compared periods, mainly due to the increase in the volume of deposits.
Exchange Rate Change on Assets	1,520	7,669	-80.2	The variation is mainly due to: (i) updating of liabilities with suppliers held in foreign currency owing to exchange rate fluctuation in the periods compared. Thus, the net exchange rate change (assets and liabilities) was negative by -BRL 11.5 million.
Other Financial Revenues	23,041	-108,973	121.1	The variation was mainly due to: (i) positive profitability on the Decommissioning Fund, being higher by +BRL 131.3 in 4Q21 compared to 4Q20. The Decommissioning Fund has positions in futures dollar repo operations, the variation of its profitability being extremely subject to these exchange rate fluctuations.
Financial Expenses	-242,537	-181,448	33.7
Debt Charges - Loans and Financing	-122,575	-124,293	-1.4	The variation was mainly due to: (ii) reduction in the outstanding balance of loans and financing in the compared periods, reducing the cost of debt charges, albeit there was an increase in TJLP from 4.55% in December/20 to 5.32% in December/21.
Charges - Leasing	-249	-767	-67.5	The variation is mainly due to: (i) reduction in leasing liabilities as a result of amortizations in the compared periods. With the adoption of IFRS 16, the Company no longer recognizes operating costs and expenses arising from operating lease agreements and starts to recognize in its income statement the effects of the depreciation of the rights-of-use of the leased assets, and the financial expense and the exchange rate change calculated based on the financial liabilities of the leasing contracts.
Inflation Adjustment on Liabilities	-49,516	-14,124	250.6	The variation is mainly due to: (i) an increase of -BRL 3.5 million in the adjustment of the debt acknowledgment agreement with Furnas; and (ii) increase in the adjustment of AFACs in the amount -BRL 31.3 million.
Exchange Rate Change on Liabilities	-10,658	-5,258	102.7	The variation is mainly due to: (i) updating of liabilities with suppliers held in foreign currency owing to exchange rate fluctuation in the periods compared. Thus, the net exchange rate change (assets and liabilities) was negative by -BRL 11.5 million.
Other Financial Expenses	-59,539	-37,006	60.9	The variation is mainly due to: (i) variation of -BRL 23.9 million in the adjustment to present value of the decommissioning liability between periods.
Financial Income	-216,775	-268,244	19.2
		51,469
Equity Interests (Equity Method) - BRL Thousand	4Q21	4Q20	Variation (%)
Equity Interests (Equity Method)	0	0	-
		0
Income Tax and CCSL - BRL Thousand	4Q21	4Q20	Variation (%)
Current IR and CSLL	-5,083	-1,577	222.3	The variation is mainly due to: (i) Income applied to taxable income for the period.

21

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2022

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.